FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2008

2.	Confirmation Letter

3.	Information released by Nomura Holdings, Inc. on February 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 25, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Nine Months Ended December 31, 2008

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Nine months ended December 31, 2008	Three months ended December 31, 2008	Year ended March 31, 2008
Revenue	(Mil yen)	518,318	2,710	1,593,722
Net revenue	(Mil yen)	213,406	(49,746)	787,257
Loss before income taxes	(Mil yen)	(553,147)	(399,542)	(64,588)
Net loss	(Mil yen)	(492,358)	(342,894)	(67,847)
Shareholders’ equity	(Mil yen)	—	1,419,003	1,988,124
Total assets	(Mil yen)	—	22,454,509	25,236,054
Shareholders’ equity per share	(Yen)	—	743.24	1,042.60
Net loss per share—basic	(Yen)	(257.98)	(179.62)	(35.55)
Net loss per share—diluted	(Yen)	(258.62)	(180.97)	(35.57)
Shareholders’ equity as a percentage of total assets	(%)	—	6.3	7.9
Cash flows from operating activities	(Mil yen)	(262,704)	—	(647,906)
Cash flows from investing activities	(Mil yen)	(128,533)	—	(102,019)
Cash flows from financing activities	(Mil yen)	474,909	—	942,879
Cash and cash equivalents at end of the period	(Mil yen)	—	523,087	507,236
Number of staffs		—	26,318	18,026

(Notes)

1	The selected consolidated financial data are stated in accordance with the generally accepted accounting principles in the United States of America.

2	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

3	The selected stand alone financial data are not prepared because the consolidated financial statements have been prepared.

4	In accordance with FASB Staff Position No.39-1, “Amendment of FASB Interpretation No.39” (“FSP FIN 39-1”), the consolidated balance sheet as of March 31, 2008 have been reclassified. Such reclassification has been made in “Total assets” and “Shareholders’ equity as a percentage of total assets”. The amounts previously reported are as follows:

Year ended March 31, 2008
Total assets (Mil yen)	26,298,798
Shareholders’ equity as a percentage of total assets (%)	7.6

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (“Company”) and its 327 consolidated subsidiaries and variable interest entities (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the three months ended December 31, 2008. There are 15 affiliated companies which were accounted for by the equity method at December 31, 2008.

Item 2. Operating and Financial Review

1. Significant Contracts

In October 2008, Nomura acquired the most parts of Lehman Brothers’ (“Lehman”) Asia Pacific operations including Japan and Australia and its European and Middle Eastern equities and investment banking operations, as well as hired a certain of former Lehman’s fixed income employees in Europe. Nomura also acquired Lehman’s IT and other service related platform in India. The deals do not include any trading assets or trading liabilities of Lehman.

For a further discussion, please see “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 6. – Business combinations” and “Item 5. Financial Information, 2. Other.”

2. Operating and Financial Analysis

(1) Operating Results

For the three months ended December 31, 2008, the financial uncertainty spread from the U.S. to other markets around the world and a global plunge in share prices caused further turmoil in the financial markets. Despite the coordinated efforts to this turmoil of governments and financial authorities around the world, the global financial crisis intensified from late October into November as unprecedented turmoil hit the markets and the impact of the crisis spread to the real economy.

Under these environments, Nomura reported net revenue of negative ¥49.7 billion, non-interest expenses of ¥349.8 billion, loss before income taxes of ¥399.5 billion, and net loss of ¥342.9 billion for the three months ended December 31, 2008.

The breakdown of Net revenue and Non-interest expenses on the consolidated statements of operations are as follows.

	Three months ended December 31, 2008 (Mil Yen)
Commissions	¥73,373
Brokerage commissions		60,208
Commissions for distribution of investment trust		6,897
Other		6,268
Fees from investment banking	19,678
Underwriting and distribution		9,424
M&A / financial advisory fees		10,119
Other		135
Asset management and portfolio service fees	29,410
Asset management fees		26,027
Other		3,383
Net loss on trading	(134,518)
Merchant banking		(584)
Equity trading		(13,973)
Fixed income and other trading		(119,961)
Loss on private equity investments	(24,782)
Net interest	(6,557)
Loss on investments in equity securities	(12,938)
Other	6,588

Net revenue	¥(49,746)

Three months ended December 31, 2008 (Mil Yen)
Compensation and benefits	¥161,823
Commissions and floor brokerage	17,561
Information processing and communications	40,838
Occupancy and related depreciation	23,245
Business development expenses	8,123
Other	98,206

Non-interest expenses	¥349,796

Business Segment Information

Results by business segment are as follows.

Reconciliations of Net revenue and Loss before income taxes on segment results of operations and the consolidated statements of operations are set forth in “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 12. – Segment and geographic information.”

Net revenue

Three months ended December 31, 2008 (Mil Yen)
Domestic Retail	¥69,650
Global Markets	(171,084)
Global Investment Banking	22,658
Global Merchant Banking	(34,987)
Asset Management	10,842
Other (Inc. elimination)	64,727

Total	¥(38,194)

Non-interest expenses

Three months ended December 31, 2008 (Mil Yen)
Domestic Retail	¥67,370
Global Markets	124,438
Global Investment Banking	42,601
Global Merchant Banking	2,604
Asset Management	12,933
Other (Inc. elimination)	99,850

Total	¥349,796

Income (loss) before income taxes

Three months ended December 31, 2008 (Mil Yen)
Domestic Retail	¥2,280
Global Markets	(295,522)
Global Investment Banking	(19,943)
Global Merchant Banking	(37,591)
Asset Management	(2,091)
Other (Inc. elimination)	(35,123)

Total	¥(387,990)

Domestic Retail

Domestic Retail remained profitable throughout the quarter despite the difficult market environment, recording net revenue of ¥69.7 billion and income before income taxes was ¥2.3 billion for the three months ended December 31, 2008. As a result of the fall in the stock market, Domestic Retail client assets declined by 10 trillion yen compared to the end of September to 58.3 trillion yen.

A number of offerings including a public offering by Mitsubishi UFJ Financial Group and a subordinated bond issuance by Nomura Holdings saw robust demand during the quarter. Customer traffic increased considerably at branch offices nationwide as retail investors sought advice on the dematerialization of stock certificates in Japan and looked to invest in equities. Net asset inflow for the third quarter was 1.44 trillion yen. Nomura’s retail client base continued to increase with the number of new account opened of approximately 218,000. Also, the total accounts with an outstanding balance were up approximately 160,000 from the prior quarter to 4,440,000 accounts.

Global Markets

Net revenue in Global Markets was negative ¥171.1 billion and loss before income taxes was ¥295.5 billion for the three months ended December 31, 2008. One-off losses including Nomura’s exposure to Iceland of ¥43.1 billion and Madoff of ¥32.3 billion were booked during the quarter in addition to trading losses of ¥147.0 billion resulting from unprecedented market volatility.

Some results of early successes from integration with Lehman franchise include an increase in activity in the Japanese government bond and equity flow businesses, the provision of currency solutions for investment banking transactions in Asia, and a large portfolio-related transaction for a European financial institution.

Global Investment Banking

Global Investment Banking reported net revenue of ¥22.7 billion and loss before income taxes of ¥19.9 billion for the three months ended December 31, 2008. Although revenues rebounded on large underwriting deals such as Mitsubishi UFJ Financial Group’s public offering, costs increased due to the acquisition of the Lehman franchise.

Nomura topped the Asia (ex-Japan) M&A financial advisors league table(*) for the calendar year 2008. The integration of the Lehman franchise is producing steady results and Nomura has had a string of successes in cross-border M&A deals such as Sinopec’s acquisition of Canada’s Tanganyika Oil.

(*)    Source: Thomson Reuters

Global Merchant Banking

Net revenue in Global Merchant Banking was negative ¥35.0 billion and loss before income taxes was ¥37.6 billion for the three months ended December 31, 2008 due primarily to write-downs on private equity investments. We also made an additional investment of ¥50.0 billion in Skylark which is our private equity investee company.

Asset Management

Net revenue in Asset Management was ¥10.8 billion and loss before income taxes was ¥2.1 billion for the three months ended December 31, 2008. The decrease in asset management fees is due to a decline in assets under management resulting from the slump in stock prices and appreciation of the yen. Write-downs were also made to the value of pilot funds used for product development.

Other Operating Results

Other operating results include net gain on trading related to economic hedging transactions, realized gain on investments in equity securities, equity in earnings of affiliates, corporate items, impairment loss on investment in affiliates and other financial adjustments. Net revenue in Other was ¥64.7 billion. Loss before income taxes was ¥35.1 billion for the three months ended December 31, 2008.

Geographic Information

Please refer to “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 12. – Segment and geographic information” for net revenue and loss before income taxes by geographic region.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resource.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance which Nomura has certain exposure to. Nomura also has exposures to Special Purpose Entities (“SPEs”) and monoline insurers in the normal course of business.

Securitization Products

Nomura’s exposure to securitization products mainly consists of Commercial Mortgage-Backed Securities (“CMBS”), Residential Mortgage-Backed Securities (“RMBS”), and commercial real estate-backed securities. Nomura holds these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of Nomura’s exposure to securitization products by geographic location of the underlying collateral as of December 31, 2008.

	Millions of yen
	December 31, 2008
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities	¥9,895	¥—	¥—	¥5,035	¥14,930
Residential mortgage-backed securities	38,398	—	—	12,782	51,180
Commercial real estate-backed securities	42,571	—	—	—	42,571
Other securitization products	45,167	2,255	357	3,138	50,917

Total	¥136,031	¥2,255	¥357	¥20,955	¥159,598

(1)	The balances shown exclude those for which Nomura transferred financial assets to securitization vehicles where such transfers were accounted for as secured financing rather than sales under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS140”), and in which Nomura has no continuing economic exposure.
(2)	Nomura has ¥70,455 million exposure, as whole loans and commitments, to U.S. CMBS-related business as at December 31, 2008.

The following table sets forth Nomura’s exposure to CMBS by geographical region and external credit rating of the underlying collateral as of December 31, 2008.

	Millions of yen
	December 31, 2008
	AAA	AA	A	Not rated	Gennie Mae/GSE(1)	Total
Japan	¥5,277	¥—	¥298	¥4,320	¥—	¥9,895
America	2,421	577	136	—	1,901	5,035

Total	¥7,698	¥577	¥434	¥4,320	¥1,901	¥14,930

(1)	“Gennie Mae” refers to Government National Mortgage Association. “GSE” refers to Government Sponsored Enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of December 31, 2008.

Leveraged Finance

Nomura provides loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, Nomura has both funded and unfunded exposures on these transactions.

The following table sets forth Nomura’s exposure to leveraged finance by geographic location of the target company as of December 31, 2008.

	Millions of yen
	December 31, 2008
	Funded	Unfunded	Total
Japan	¥36,810	¥1,895	¥38,705
Europe	58,827	4,796	63,623

Total	¥95,637	¥6,691	¥102,328

Special Purpose Entities

In the normal course of business, Nomura is involved with numerous types of SPEs which are corporations, partnerships, funds, trusts or other legal vehicles which are designed to fulfill a limited, specific purpose. Nomura both creates and sponsors these entities, and also enters into arrangements with entities created or sponsored by others.

SPEs, which may have an impact on Nomura’s future financial position and financial performance, generally meet the definition of a Variable Interest Entity (“VIE”) under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46-R”) as revised or meet the definition of a Qualifying Special Purpose Entity (“QSPE”) under SFAS 140.

For further discussion on Nomura’s involvement with VIEs, see “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 5. – Securitization and Variable Interest Entities (VIEs)”

The following table sets forth Nomura’s exposures from consolidated VIEs and exposures from unconsolidated significant VIEs and from unconsolidated sponsored VIEs (of which Nomura is a sponsor that holds a variable interest in VIE) as of December 31, 2008, arising from its significant involvement with these entities. Nomura considers maximum exposures to loss to be limited to the amounts presented below, which are reflected in the consolidated balance sheet or the footnote discussing commitments and guarantees. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

	Billions of yen
	December 31, 2008
	Exposures from consolidated VIEs	Exposures from unconsolidated significant and sponsored VIEs	Total
Trading assets:
Equities products	¥385	¥94	¥479
Debt products	51	28	79
Mortgage and mortgage-backed securities	82	132	214
Investment trust funds and other	6	6	12
Derivatives(1)	15	61	76
Office buildings, land, equipment and facilities	59	—	59
Others	92	45	137
Commitments to extend credit, standby letters of credit and other guarantees	—	22	22

(1)	The amounts represent current balance sheet carrying value of derivatives. Notional amounts are ¥52 billion for exposure from consolidated VIEs and ¥170 billion for exposure from unconsolidated VIEs.

Monoline Insurers (Financial Guarantors)

Nomura’s Global Markets business in Europe has exposure to various monoline insurers primarily arising from derivatives entered into as hedges against certain investments.

The following table sets forth Nomura’s exposure to monoline insurers arising from derivatives in Global Markets in Europe as of December 31, 2008, analyzed by external credit rating.

	Millions of U.S. dollars
	December 31, 2008
Monoline insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)
AAA	$1,612	$415	$59	$356	$0
BBB	1,472	410	265	145	76

Total	$3,084	$825	$324	$501	$76

(1)	Rating based on Standard & Poor’s or Moody’s Investors Service as of December 31, 2008 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.

        In addition to the above derivatives exposure, Nomura also has $464 million of debt securities, guaranteed by monoline insurers, the majority of which are utility bonds. The estimated fair value of the wrap included in carrying value of these debt securities is not significant.

2) Fair Value of Financial Instruments

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities. These financial instruments include the investments to which investment company accounting are applied under AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide – Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, and the financial assets and financial liabilities for which the fair value option is elected under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”) or SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”).

In accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Fair value hierarchy

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has ability to access at the measurement date are classified as Level 1. Examples are stocks listed on the First Section of the Tokyo Stock Exchange and Japanese government bonds.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of financial instruments is an interest rate swap contract between short-term floating interest rate and fixed interest rate.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than insignificant impact on fair value measurement of an instrument. These assumptions include a method to estimate unobservable long-term volatilities of foreign exchange rate from volatilities within observable term in the markets and a method to estimate credit premium using for fair value measurements of individual loans.

Financial instruments are classified in the entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008 within the fair value hierarchy.

	Billions of yen
	December 31, 2008
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity) (2)	¥487	¥688	¥596	¥—	¥1,771
Debt securities and loans receivables	5,147	1,269	646	—	7,062
Investment trust funds and other	12	39	18	—	69
Derivative contracts	143	14,510	1,216	(14,572)	1,297

Loans and receivables (3)	—	16	5	—	21
Other assets	300	74	47	—	421

Total	¥6,089	¥16,596	¥2,528	¥(14,572)	¥10,641

Liabilities:
Trading liabilities
Equities	¥467	¥30	¥0	¥—	¥497
Debt securities	2,820	96	2	—	2,918
Investment trust funds and other	12	0	—	—	12
Derivatives contracts	194	14,063	1,120	(14,457)	920

Short-term borrowings (4)(5)	—	17	(2)	—	15
Payables and deposits (6)	—	0	(1)	—	(1)
Long-term borrowings (4)(5)(7)	—	519	(91)	—	428
Other liabilities	—	1	—	—	1

Total	¥3,493	¥14,726	¥1,028	¥(14,457)	¥4,790

(1)	Counterparty netting of derivative assets and liabilities in accordance with No. FIN 39, “Offsetting of Amounts Related to Certain Contracts” and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Include equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Include loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Include structured notes for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(5)	Include embedded derivatives bifurcated in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS133”) from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Include embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Include liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for those liabilities.

Level 3 Assets and Liabilities

The Level 3 financial instruments include following instruments.

Equities comprised private equity investments in the amount of ¥329 billion. Investments to unlisted companies were classified in level 3. Equities also comprised the inventory through Hedge Fund in the amount of ¥123 billion. Nomura has developed the business such as issuing structured notes linked to the inventory.

Debt securities and loans receivables comprised corporate loan in the amount of ¥89 billion, mortgage backed securities and mortgage loans in the amount of ¥238 billion. It also comprised certain notes which were illiquid and valued by pricing models. Derivative contracts are aggregated without netting of derivative assets and derivative liabilities by counterparty.

The following table presents the proportion of the net Level 3 financial assets, which is Level 3 assets netted out with Level 3 derivative liabilities, in the net total financial assets carried at fair value, which is total assets netted out with total derivative liabilities.

Billions of yen
December 31, 2008
Level 3 Financial Assets	¥2,528
Deduction: Level 3 Derivatives, Liabilities	(1,120)

Net Level 3 Financial Assets (After netting derivative assets and liabilities)	¥1,408

Total Financial Assets measured at Fair Value	¥25,213
Deduction: Derivatives, Liabilities	(15,377)

Net Total Financial Assets measured at Fair Value (After netting derivative assets and liabilities)	¥9,836

The proportion of the net Level 3 financial assets in the net total financial assets carried at fair value after netting of derivative assets and liabilities	14%

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to “Item 5. Financial Information, 1. Consolidated Financial Statements, Note 3. – Fair value of financial instruments” about the balances of assets and liabilities for trading purposes.

Risk management of trading activity

Nomura adopts Value at Risk (VaR) for measurement of market risk to the trading activity.

1) Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2) Records of VaR

December 31, 2008 (Bil Yen)
Equity	¥2.5
Interest rate	4.2
Foreign exchange	11.8

Sub-total	18.5
Diversification benefit	(6.2)

Value at Risk (VaR)	¥12.3

	Three months ended December 31, 2008
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	¥13.9	¥7.4	¥12.0

(4) Qualitative Disclosures about Market Risk

1) Risk Management

Our group business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting.

We establish “Structure for Ensuring Appropriate Business” which is a principle, at the Board of Directors. Within this is established the “Structure for Regulations and others regarding Management of Risk Loss”. In accordance with these structures, we are constantly seeking to upgrade the risk management expertise and we are trying to strengthen and promote the risk management.

2) Global Risk Management Structure

Governance

We have independent financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) headquartered in Tokyo which are responsible for appropriate financial resource allocation and risk management. These units assist with the supervisory function of Executive Management Board (formerly known as GMC or Group Management Committee) and the Executive Officer who is in charge of risk management. Together they are responsible for implementation of the risk management framework and supervising risks. Supervision by the units includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, the units establish and enhance all of our risk management policies and rules. The units gather necessary information for risk management and implement risk management policies for our global operations. The units report ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

We have established a Risk Management Committee (RMC) under the Executive Management Board. The RMC considers significant risk matters including Basel II regulated risk items, matters related to Nomura Group’s debt structure & capital policy, and implementation and updating of important policies and procedures related to risk management. Further, we have established the Risk Management Sub Committee under the RMC for the management of important positions, market risk, credit risk, risk concentration and strategic risk within the Nomura Group.

Definition and Types of Risk Managed

“Risk” is defined as the possibility of capital impairment due to losses in the business, and the possibility that business operations do not generate an assumed output or cannot reach an expected level or cannot meet a planned goal due to the deterioration of efficiency and/or effectiveness. We classify risks as “Portfolio risk” (Risk of losses arising from fluctuations and declines in the value of portfolios.) and “Non portfolio risk”. Portfolio risk consists of Market Risk, Credit Risk and Private Equity Risk and Non portfolio risk consists of Operational Risk and Business Risk. Further, “Portfolio risk” is classified into trading risk and non-trading risk.

In addition to managing each risk, we calculate economic capital for each risk.

Risk Control

Dynamic management of risk is performed within each regional front office business. These units are best placed to respond rapidly and flexibly to changing market conditions and the needs of business in each region. Risk taken and managed in this way is consistent with limits and guidelines which provide a framework for economic capital allocation. This framework consists of higher level economic capital guidelines, links to lower level limits on value-at risk (“VaR”) and other measures appropriate to individual business lines. We set economic capital guidelines for core business units within a business division. We also set limits designed to restrict trading activities to prescribed mandates.

The financial management resources and risk management units set and monitor the limits such as risk control limit (various types), credit line, country limit, regulatory capital limit and unsecured funding limit. The Risk Management unit reports ongoing risk status to senior management.

(5) Liquidity and Capital Resource

Liquidity Management

Overviews

Liquidity management is of critical importance to Nomura and other firms in the financial services sector. We define liquidity risk as the potential inability to meet financial obligations as they become due. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) Ensure appropriate funding mix; (2) Diversify unsecured funding sources; (3) Unsecured Funding Management; (4) Maintain Liquidity Portfolio; (5) Maintain Committed Bank Facilities and (6) Maintaining and testing Contingency Funding Plan (CFP).

The Chief Financial Officer (CFO) exercises general control over the financial strategy of the Nomura group companies excluding the items to be discussed in the Executive Management Board. Global Treasury under the direction of CFO implements the liquidity management policy to achieve our liquidity objectives.

There has been a significant contraction in the availability of liquidity in the global capital markets. Despite these constraints, we have maintained a ¥2,376.3 billion liquidity portfolio comprising cash and highly liquid, unencumbered securities as of December 31, 2008. In addition to our designated liquidity portfolio, we have a significant amount of other unencumbered, trading inventory that can be pledged to provide additional funding. This amounts to a further ¥991.3 billion, our liquidity model does not consider this to be a liquidity source readily available to the rest of the Nomura.

1) Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets enables us to fund Nomura for periods at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

i.	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

ii.	Goodwill and indefinable intangible assets, property, equipment and other illiquid assets.

iii.	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

iv.	Commitments to lend to external counterparties based on the probability of drawdown.

v.	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the group company level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among group companies.

We routinely issue long term debt in various maturities and currencies to maintain a long term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 4.15 years as of December 31, 2008. Approximately 80% of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. A portion of these structured notes are either auto callable or callable before the maturities where there is a possibility of a call within one year, we do not assign any cash capital value.

Conditions for such calls by indexes are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called. We undertake back testing to verify that predicted maturity dates are in line with actual maturities. It should be noted that debt securities and borrowings with maturities shorter than one year are not included in the long term portfolio.

        We expect a significant portion of such callable notes to remain outstanding beyond the earliest call date. On this basis the average maturity of structured notes (notes with maturities longer than one year) was 14.11 years as of December 31, 2008. The average maturity of our entire long term debt portfolio including plain vanilla debt securities and borrowings was 8.00 years as of December 31, 2008. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2) Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 13.8% of total term debt outstanding as of December 31, 2008.

	(billions of yen except percentages)
	December 31, 2008
Short-Term Unsecured Debt Total(1)(2)	¥1,585.6	20.0%
Short-Term Bank Borrowings	713.0
Other Loans	82.7
Commercial Paper	266.8
Deposit at Banking Entities	243.4
Certificates of Deposit	77.1
Bonds and Notes maturing within one year	202.6
Long-Term Unsecured Debt Total	¥4,918.9	62.1%
Long-Term Bank Borrowings	1,666.6
Other Loans	123.1
Bonds and Notes (3)	3,129.2
Shareholders’ Equity	¥1,419.0	17.9%

(1)     Short-term unsecured debt includes the current portion of long-term unsecured debt.

(2)     Including “Deposits received at banks” and “Certificate of deposit”

(3)     Excluding “Long term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities(VIE) under FASB interpretation No.46-R and “Financial liabilities recognized within long term borrowing as a result of transfers of financial assets that are accounted for as financings rather than sales” in accordance with SFAS140.

3) Unsecured Funding Management. We manage the overall level of unsecured funding and have created internal limits on the additional amount of unsecured funding available across Nomura. The availability of unsecured funding is set by the Executive Management Board, and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either the parent company or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4) Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we maintain a liquidity portfolio at Nomura Holdings and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from followings.

i.	Upcoming maturities of unsecured debt (maturities less than 1 year)

ii.	Potential buybacks of our outstanding debt

iii.	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

iv.	Normal business volatility

v.	Cash and collateral outflows in the event of a stress event

Our liquidity portfolio is composed of following highly liquid products.

(billions of yen)
December 31, 2008
Liquidity Portfolios	¥2,376.3
Cash, Cash Equivalent and Time Deposits	1,296.9
Overnight Call Loans	54.8
Government Securities	1,024.6

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading inventory that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as at December 31st, 2008 was ¥3,367.6 billion – this represented 212% of our total unsecured debt maturing within 1 year.

(billions of yen)
December 31, 2008
Net Liquidity Value of Other Unencumbered Assets	¥991.3
Liquidity Portfolios	2,376.3

Total	¥3,367.6

5) Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain un-drawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total committed facilities were ¥280.3 billion as of December 31, 2008. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw them. We may occasionally test the effectiveness of our drawdown procedures.

6) Maintaining and Testing Contingency Funding Plan (CFP). We have developed a detailed contingency funding plan (the “CFP”). As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events.

Cash Flow

Cash and cash equivalents as of December 31, 2008 increased by ¥92.2 billion as compared to September 30, 2008. For the three months ended December 31, 2008, net cash provided by operating activities amounted to ¥140.6 billion due to a decrease of securities purchased under agreements to resell (net of securities sold under agreements to repurchase) . Net cash used in investing activities amounted to ¥69.3 billion due to an increase of office buildings, land, equipment and facilities. Net cash provided by financing activities amounted to ¥95.0 billion due to an increase of borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of December 31, 2008, were ¥22,454.5 billion, reflecting a decrease in collateralized agreements, and receivables. Total liabilities as of December 31, 2008, were ¥21,035.5 billion, due to a decrease in collateralized financing and borrowings. Total shareholders’ equity was ¥1,419.0 billion, due to a decrease in retained earnings.

Our capital was ¥1,419.0 billion as of December 31, 2008. Our leverage ratio as of December 31, 2008 was 15.8 times. The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	(billions of yen, except ratios)
	December 31, 2008
Shareholders’ equity	¥1,419.0
Total assets	22,454.5
Adjusted assets(1)	15,072.1
Leverage ratio(2)	15.8	x
Adjusted leverage ratio(3)	10.6	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

(6) Current Challenges

The deterioration of the economic conditions due to the turbulence in the U.S. and European financial markets has increased the severity of the downturn since autumn 2008, affecting significantly real economies of both developed and emerging countries. The economic environment in Japan is also severer than ever. The combination of the appreciating yen and decreased foreign demand has forced domestic companies (especially export-driven firms) to significantly adjust production, while dire employment conditions have slowed domestic demand rapidly.

We expect the business environment will continue to be challenging, but we will plan to strategically allocate management resources to grow our client base, improve our market share, and increase profits. In addition, we will proceed with our plans to reduce costs by business reengineering and increasing operational efficiency. All employees will work together to improve our business performance.

To do so, we will implement the following initiatives to address the challenges we are currently facing.

In Domestic Retail, we will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate customer needs that have become increasingly sophisticated and diverse. We aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

Global Markets will continue to be the product supply hub for Nomura. In light of the changing environment in the financial markets, we will focus on delivering high value-added products and solutions to our clients by enhancing our product development expertise in key areas such as derivatives, leveraging Instinet’s global trading infrastructure, and making full use of the human capital and infrastructure acquired from the former Lehman Brothers (“Lehman”). In Global Fixed Income, we will strengthen our global marketing structure and enhance our capabilities in credit and derivative product development and trading by tapping into our increased human capital pool in Asia and Europe. In Global Equities, we aim to establish ourselves as a bulge bracket firm that provides world-class liquidity.

In Global Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by way of providing high value-added solutions to meet the individual needs of each client. With strengthened business franchise with Lehman in Asia and Europe, we aim to enhance our presence as a global investment bank centered in Asia that provides world-class services, while continuing to build our business in Japan.

In Global Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach in new investments and continually reevaluating the strategies of some businesses.

In Asset Management, we aim to increase our competitive advantage in Japan and the rest of Asia and aggressively expand our investment management capabilities globally. In Japan, we intend to enhance our brand value by providing diverse range of investment opportunities through various sales channels and pursuing further penetration into both individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by meeting international investor demand for investment opportunities in Japan and Asia.

In addressing the challenges and implementing the initiatives outlined above, we will continue to focus on making optimal use of our resources. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and maximize shareholder value by enhancing profitability across the Company’s businesses, while helping to strengthen the financial and capital markets.

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision to whether permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, there are no current plans to introduce takeover defense strategies such as prior issuance of new stock acquisition rights (a rights plan).

The Company has a management objective of building a solid position as “a financial services group with world-class competitiveness” and is committed to growing and enhancing shareholder value through broadening the scope of its business and expanding into areas beyond the framework of the traditional securities industry. Broadening the profile of investment is critical in achieving the Company’s management objectives, and we believe that having many parties become knowledgeable about the Company and become shareholders will contribute to the achievement of our management objectives as well. Thus, the Company listed on the Tokyo Stock Exchange as well as other Japanese stock exchanges, listed on the New York Stock Exchange, and has already taken measures such as lowering the number of shares in a trading unit.

Given these circumstances, the Company’s Board of Directors is committed to protecting our shareholders and investors from potential negative consequences in take-over attempts by parties not appropriate to the enterprise value and common interest of shareholders, and will take appropriate measures in the best interests of our stakeholders in accordance with the obligations of persons entrusted by shareholders and investors. In such a situation, the Corporate Value Enhancement Committee, established within the Company, would contemplate and consider the buyout proposal, etc., and after an investigatory meeting by the Company’s external directors, the Board of Directors would deliberate and conclude on the appropriate strategy that best preserves the Company’s enterprise value and common interest of the shareholders.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of December 31, 2008	Number of Issued Shares as of February 13, 2009	Trading Markets	Details
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*2) Osaka Securities Exchange(*2) Nagoya Stock Exchange(*2) Singapore Stock Exchange New York Stock Exchange	1 unit is 100 shares

Total	1,965,919,860	1,965,919,860	—	—

(Notes)

1	Shares that may have increased from exercise of stock options between February 1, 2009 and February 13, 2009 are not included in the number of issued shares as of February 13, 2009.
2	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

Stock Acquisition Rights No. 1

(As of December 31, 2008)

Number of Stock Acquisition Right	1,166 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock
1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,166,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,755 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2004 to June 30, 2009

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,755 Capital Inclusion Price ¥878

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 2

(As of December 31, 2008)

Number of Stock Acquisition Right	1,230(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,230,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,584 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2005 to June 30, 2010

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,584 Capital Inclusion Price ¥792

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

Stock Acquisition Rights No. 3

(As of December 31, 2008)

Number of Stock Acquisition Right	219(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	219,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 5, 2006 to June 4, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 4

(As of December 31, 2008)

Number of Stock Acquisition Right	1,250 (*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,250,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,573 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2006 to June 30, 2011

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,573 Capital Inclusion Price ¥787

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 5

(As of December 31, 2008)

Number of Stock Acquisition Right	81(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	81,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2007 to April 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 100th General Shareholders’ Meeting on June 25, 2004

Stock Acquisition Rights No. 6

(As of December 31, 2008)

Number of Stock Acquisition Right	357(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	357,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 4, 2007 to June 3, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 7

(As of December 31, 2008)

Number of Stock Acquisition Right	430(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	43,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From July 26, 2007 to July 25, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 8

(As of December 31, 2008)

Number of Stock Acquisition Right	15,223(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,522,300

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥1,380 per share

Exercise Period of the Stock Acquisition Right	From July 1, 2007 to June 30, 2012

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,380 Capital Inclusion Price ¥690
Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 9

(As of December 31, 2008)

Number of Stock Acquisition Right	7,059(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	705,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 25, 2008 to April 24, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1
Conditions to Exercise of Stock Acquisition Right

1.      Not to be partial exercise of one stock acquisition right.

2.      For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 101st General Shareholders’ Meeting on June 28, 2005

Stock Acquisition Rights No. 10

(As of December 31, 2008)

Number of Stock Acquisition Right	7,226(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	722,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 13, 2008 to June 12, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,053

Conditions to Exercise of Stock Acquisition Right	1. Not to be partial exercise of one stock acquisition right.

2. For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

(1)    The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 11

(As of December 31, 2008)

Number of Stock Acquisition Right	18,040(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,804,000

The Amount to be Paid upon Exercising the Stock Acquisition Right (*2)	¥2,155 per share

Exercise Period of the Stock Acquisition Right	From July 7, 2008 to July 6, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,155 Capital Inclusion Price ¥1,321

Conditions to Exercise of Stock Acquisition Right	1. Each stock acquisition right may not be exercised partly.

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied the both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on the Reorganization	—

(Note)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the common stock is split or the common stock is consolidated after the grant of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Stock Split or Stock Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Shares of Common Stock of the Company Disposed of x Paid-in Amount Per Share and/or Disposal Value per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares)

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 12

(As of December 31, 2008)

Number of Stock Acquisition Right	124(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	12,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 11, 2008 to October 10, 2013

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right

1.      Each stock acquisition right may not be exercised partly.

2.      The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains the position of a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary even where the Optionee loses such a position as a result of the following situations:

a)      Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)      Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries, discharge for a compelling business reason, or other similar reasons.

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 13

(As of December 31, 2008)

Number of Stock Acquisition Right	39,096(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,909,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 26, 2009 to April 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,165

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position of as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason.

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a)      The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Resolved by the 102nd General Shareholders’ Meeting on June 28, 2006

Stock Acquisition Rights No. 14

(As of December 31, 2008)

Number of Stock Acquisition Right	12,039(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,203,900

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 22, 2009 to June 21, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥1,278

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Optionee must satisfy all of the following conditions:

(1)    The Optionee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors shall hereinafter be referred to collectively as “Executive(s),” and Executives and employees shall hereinafter be referred to collectively as “Executive(s) or Employee(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. The Optionee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Optionee loses such position as a result of the following situations:

a)      Regarding an Optionee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiaries include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Optionee’s term of office or a similar reason.

b)      Regarding an Optionee posted as an employee of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to attainment of retirement age, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding an Optionee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position as an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) The Optionee, at the commencement of the exercise period, does not fall within either of the following cases:

a) The Company or the Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Optionee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of the Optionee, the Optionee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 15

(As of December 31, 2008)

Number of Stock Acquisition Right	1,130(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	113,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(* 2)	¥2,331 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,331 Capital Inclusion Price ¥1,414

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 16

(As of December 31, 2008)

Number of Stock Acquisition Right	18,880(*1)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,888,000

The Amount to be Paid upon Exercising the Stock Acquisition Right(* 2)	¥2,331 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥2,331 Capital Inclusion Price ¥1,414

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or other similar reasons; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition rights.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 17

(As of December 31, 2008)

Number of Stock Acquisition Right	25,505(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	2,550,500

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 2, 2009 to August 1, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1
Capital Inclusion Price ¥1,105

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 18

(As of December 31, 2008)

Number of Stock Acquisition Right	1,604(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	160,400

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From October 20, 2009 to October 19, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥972

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 19

(As of December 31, 2008)

Number of Stock Acquisition Right	63,407(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,340,700

The Amount to be Paid upon Exercising the Stock Acquisition Right (*)	¥1 per share

Exercise Period of the Stock Acquisition Right	From April 24, 2010 to April 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥806

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a) above.

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of Stock Acquisition Right Attendant on Reorganization	—

(Note)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 20

(As of December 31, 2008)

Number of Stock Acquisition Right	1,523(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	152,300

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 103rd General Shareholders’ Meeting on June 27, 2007

Stock Acquisition Rights No. 21

(As of December 31, 2008)

Number of Stock Acquisition Right	7,777(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	777,700

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From June 24, 2010 to June 23, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥819

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2. The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2) A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a) The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b) There is any other reason similar to a).

3. Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 22

(As of December 31, 2008)

Number of Stock Acquisition Right	1,100(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	110,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,602 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,602 Capital Inclusion Price ¥942

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 23

(As of December 31, 2008)

Number of Stock Acquisition Right	19,780(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	1,978,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,602 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,602 Capital Inclusion Price ¥942

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the exercise. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the time of exercising the stock acquisition right.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment Issue of the Stock Acquisition Right Attendant on Reorganization	— —

(Notes)

1.	100 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (excluding Stock Acquisition Rights (including those attached to bonds with stock subscription rights) which is able to request for the delivery of the common shares of the Company and any other securities or the conversion, replacement or the exercise of the Stock Acquisition Rights and any request for purchase of additional less-than-a-full-unit shares) or in the event of the shares with acquisition request right that the Company issues the common stock of the Company in exchange of its acquisition as prescribed at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price (including the grant without any consideration), or in the event that the Company issues the stock acquisition right which is able to request for the delivery of the common stock of the Company (including those attached to bonds with stock subscription rights) and any other securities or rights (including the grant without any consideration) at a compensation below the market price of the common stock of the Company which is used in the adjustment formula for the Exercise Price, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen resulting from the adjustment shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

Stock Acquisition Rights No. 24

(As of December 31, 2008)

Number of Stock Acquisition Right	60(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	6,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 25

(As of December 31, 2008)

Number of Stock Acquisition Right	30(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	3,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From August 6, 2010 to August 5, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥747

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Stock Acquisition Rights No. 26

(As of December 31, 2008)

Number of Stock Acquisition Right	156(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	15,600

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a Senior Managing Director, a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Resolved by the 104th General Shareholders’ Meeting on June 26, 2008

Stock Acquisition Rights No. 27

(As of December 31, 2008)

Number of Stock Acquisition Right	6,770(*)

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights	677,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1 per share

Exercise Period of the Stock Acquisition Right	From November 11, 2010 to November 10, 2015

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1 Capital Inclusion Price ¥488

Conditions to Exercise of Stock Acquisition Right	1. No Stock Acquisition Right may be exercised partially.

2.      The Grantee must satisfy all of the following conditions:

(1)    The Grantee maintains a position as a director, executive officer, statutory auditor, or employee (including a Senior Managing Director, a senior counselor, consultant, or Senior Executive Officer (SEO); the same shall apply hereafter) (directors, executive officers, and statutory auditors and persons in the overseas who hold equivalent position shall hereinafter be referred to collectively as “Executive(s),”) of the Company or any company whose outstanding shares or interests (limited to those with voting rights) are mostly held directly or indirectly by the Company (hereinafter referred to as a “Subsidiary”) during the period between the granting of the stock acquisition right and the commencement of the exercise period. The Grantee is deemed to maintain such a position as an Executive or Employee of the Company or the Company’s Subsidiary even where the Grantee loses such position as a result of the following situations:

a)      Regarding a Grantee posted as an Executive of the Company or a domestic Subsidiary (including a person who also holds a position as an Executive of an overseas Subsidiary; overseas Subsidiary include overseas offices of stationed workers of Subsidiaries of the Company; hereinafter the same): retirement from office on account of the expiration of the Grantee’s term of office or a similar reason; or

b)      Regarding a Grantee posted as an employee of the Company or a domestic Subsidiary (including a person who holds a position as an Executive or Employee of an overseas Subsidiary of the Company and is temporarily transferred to the overseas Subsidiary): retirement from office on account of the expiration of the Grantee’s term of office, retirement due to the attainment of upper age limit of contract, transfer by order of the Company or a company Subsidiary, retirement primarily due to sickness or injury, discharge or refusal to renew the employment period for a compelling business reason (dismissal due to economic conditions), or a similar reason.

c)      Regarding a Grantee posted as an Executive or Employee of an overseas Subsidiary of the Company (excluding any person who also holds a position of an Executive or Employee of the Company or a domestic Subsidiary of the Company and is temporarily transferred from the Company or the domestic Subsidiary of the Company; hereinafter the same): in principle, the events as prescribed in a) and b) above; however, if other events are separately prescribed by the overseas Subsidiary based on a) and b), the relevant events.

(2)    A Grantee does not fall within either of the following cases at the commencement of the exercise period.

a)      The Company or a Company’s Subsidiary has determined, in accordance with their Employment Regulations to dismiss the Grantee by warning or disciplinary procedures; or

b)      There is any other reason similar to a).

3.      Regarding the successors of a Grantee, the Grantee must have satisfied both of the conditions in 2.(1) and (2) above immediately prior to the occurrence of such succession.

Restriction of Transfer of Stock Acquisition Rights	Any assignment of stock acquisition rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

Substituted Payment	—

Issue of the Stock Acquisition Right Attendant on Reorganization	—

(Notes)

100 shares will be issued per one stock acquisition right.

Convertible Bonds

120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1

(As of December 31, 2008)

Number of Stock Acquisition Right	1,100

Number of Stock Acquisition Right for Treasury (out of above number)	—

Type of Share under the Stock Acquisition Right	Common stock 1 unit is 100 shares

Number of Shares under the Stock Acquisition Rights(*1)	147,651,006

The Amount to be Paid upon Exercising the Stock Acquisition Right(*1)	¥745 per share

Exercise Period of the Stock Acquisition Right(*2)	From January 5, 2009 to March 25, 2014

Issue Price of Shares and Capital Inclusion Price if Shares are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥745 Capital Inclusion Price ¥373

Conditions to Exercise of Stock Acquisition Right	No Stock Acquisition Right may be exercised partially.

Restriction of Transfer of Stock Acquisition Rights	The Stock Acquisition Rights attached to the 120% Call Option Attached Unsecured Subordinated Convertible Bonds No. 1 (“Bonds”) and the Bonds without the Stock Acquisition Rights may not be transferred separately due to Japanese Companies Act §254.2 and §254.3

Outstanding amount of Convertible Bonds (Millions of yen)	110,000

Substituted Payment	Upon exercise of each Stock Acquisition Right, the Bonds shall be acquired by the Company as a capital contribution in kind at the price equal to the paid-in amount of the Bond.

Issue of the Stock Acquisition Right Attendant on Reorganization

1.      When the Company executes reorganization procedures (but limited to the case that the common stocks of Successor are issued to the shareholders of the Company), unless the Company decides early redemption triggered by reorganization pursuant to the terms and conditions of the Bonds, stock acquisition rights of the Successor (“Succeeded Stock Acquisition Rights”) will be granted in place of the Stock Acquisition Rights, as of immediately prior to the relevant effective date of reorganization (“Corporate Event Effective Date”), in accordance with the following terms in 2. In this case, the old Stock Acquisition Rights will cease to exist, the obligation with respect to the Bonds without Stock Acquisition Rights will be succeeded by the Successor, the Succeeded Stock Acquisition Rights will be stock acquisition rights incorporated in the Bonds, and the holders of the old Stock Acquisition Rights will be holders of the Succeeded Stock Acquisition Rights on the effective date. The provisions of the terms and conditions of the Bonds regarding the Stock Acquisition Rights will be applied to the Succeeded Stock Acquisition Rights:

2.      Succeeded Stock Acquisition Rights

a)      Number of the Succeeded Stock Acquisition Rights will be equal to the number of the Stock Acquisition Rights incorporated in the Bonds outstanding immediately prior to the relevant Corporate Event Effective Date;

b)      Type of share under the Succeeded Stock Acquisition Rights will be common stock;

(As of December 31, 2008)

c)      Calculation method for the number of shares under Succeeded Stock Acquisition Rights will be to divide the aggregate principal amount of the Bonds upon exercise by the Conversion Price with the following terms in d);

d)      Conversion Price of the Succeeded Stock Acquisition Rights shall be such that the holder of a Succeeded Stock Acquisition Right would (upon its exercise immediately after the Corporate Event Effective Date) receive an equivalent economic interest as to what a holder of a Stock Acquisition Right would have received, had such Stock Acquisition Right been exercised immediately before the relevant Corporate Event Effective Date. After the Corporate Event Effective Date, adjustments of the conversion price in the terms and conditions of the Bonds will be applied to the Succeeded Stock Acquisition Rights;

e)      Upon exercise of each Succeeded Stock Acquisition Right, the relevant Bond shall be deemed to be acquired by the Successor as a capital contribution in kind paid-in at the price equal to the amount;

f)      The Succeeded Stock Acquisition Rights may be exercised at any time during the period from, and including, the relevant Corporate Event Effective Date (if the Company determines the period that the Stock Acquisition Right may not be exercised in the terms and conditions of the Bonds, the later of the relevant Corporate Event Effective Date or one business day after the end of such period) up to, and including, the last day of the Exercise Period of the Stock Acquisition Rights;

g)      Regarding the amount of stated capital and additional paid-in capital, one-half of the “maximum capital and other increase amount” as calculated pursuant to Article 40 of the Rules of Account Settlement of Corporations in respect of such exercise (with any fraction of less than one yen being rounded up) shall be accounted for as stated capital, and the rest of such amount shall be accounted for as additional paid-in capital;

h)      No Succeeded Stock Acquisition Right may be exercised partially; and

i) Causes for acquiring Succeeded Stock Acquisition Rights are not expressly determined.

(Notes)

*1	In the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the market price of the common stock of the Company, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Conversion Price before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

During the 90 days after the issuance of the Bond, in the event that the Company offers for subscription of the issuance of the new shares of common stock or the disposal of treasury shares of common stock of the Company at a paid-in amount below the Conversion Price of the Bond, or some other event that will or may change the number of common stock, the following formula is used for adjusting the Conversion Price.

Adjusted Conversion Price	=	Paid-in Amount Per Share	x	1.10

In the event that the Company pays special dividends which is determined in the terms and conditions of the Bonds, the conversion price will be adjusted pursuant to the terms and conditions of the Bonds.

If early redemption is announced due to corporate reorganizations or upon delisting of the shares, the Conversion Price will be lowered pursuant to the terms and conditions of the Bond.

*2	The Company’s early redemption option can be exercised up to the two business days prior to the maturity date pursuant to the terms and conditions of the Bonds.

(3) Rights plan

None

(4) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid-in capital (thousand Yen)	Additional paid-in capital (thousand Yen)
December 31, 2008	—	1,965,919,860	—	182,799,789	—	112,504,265

(5) Major Shareholders

Hero and Company which was one of the Major Shareholders as of September 30, 2008 have changed its name as The Bank of New York Mellon as Depositary Bank for DR Holders.

Fidelity Investments Japan Limited and their group company (“Fidelity Group”) submitted Major Shareholding Report (Change report) on June 4, 2008 and September 5, 2008, and reported that they have shares of the Company as of May 30, 2008. (See below table) However, the Company could not confirm the number of Fidelity Group’s holding shares as of December 31, 2008.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Fidelity Investments Japan Limited	4-3-1, Toranomon, Minato-Ku, Tokyo Japan	70,113	3.56
FMR LLC	82 Devonshire Street, Boston, Massachusetts, U.S.A.	49,902	2.54

Total		120,016	6.10

Barclays Global Investors Japan Limited and their 3 group companies (“BGI Group”) submitted Major Shareholding Report (Change report) on June 16, 2008, and reported that they have shares of the Company as of June 9, 2008. (See below table) However, the Company could not confirm the number of BGI Group’s holding shares as of December 31, 2008.

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Barclays Global Investors Japan Limited	1-1-39, Hiroo, Shibuya-Ku, Tokyo Japan	28,399	1.44
Barclays Global Investors, N.A.	45 Fremont Street, San Francisco, California, U.S.A.	27,325	1.39
Barclays Global Fund Advisors	45 Fremont Street, San Francisco, California, U.S.A	12,503	0.64
Barclays Global Investors Ltd	1 Royal Mint Court, London, England	17,989	0.92

Total		86,216	4.39

The following table shows our major shareholders as of December 31, 2008.

		As of December 31, 2008
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	119,345	6.07
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	93,221	4.74
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	92,175	4.69
The Bank of New York Mellon as Depositary Bank for DR Holders	c/o Bank of New York Mellon 101 Barclays Street, New York, New York, U.S.A.	44,971	2.29
State Street Bank and Trust Company 505223	Boston, Massachusetts, U.S.A.	35,947	1.83
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	27,604	1.40
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	26,187	1.33
The Chase Manhattan Bank 385036	360 North Crescent Drive, Beverly Hills, California, U.S.A.	24,729	1.26
State Street Bank and Trust Company 505103	Boston, Massachusetts, U.S.A.	21,400	1.09
OD05 Omnibus China Treaty 808150	338 Pitt Street, Sydney, NSW Australia	19,971	1.02

Total		505,552	25.72

(Note)

The Company has 55,512 thousand shares of treasury stock as of December 31, 2008 which is not included in the Major Shareholders list above.

(6) Voting Rights

A. Outstanding Shares

As of December 31, 2008
	Number of Shares	Number of Votes	Description
Stock without voting right	—	—	—
Stock with limited voting right (Treasury stocks, etc.)	—	—	—
Stock with limited voting right (Others)	—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks Common stock 55,511,900)	—	1 unit is 100 shares
	(Crossholding Stocks Common stock 3,000,000)	—	1 unit is 100 shares
Stock with full voting right (Others)	Common stock 1,905,410,000	19,054,042	Same as above
Shares less than 1 unit	Common stock 1,997,960	—	Shares less than 1 unit (100 shares)

Total Shares Issued	1,965,919,860	—	1 unit is 100 shares

Voting Rights of Total Shareholders	—	19,054,042	—

(Note)

3,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 53 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of December 31, 2008
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	55,511,900	—	55,511,900	2.82
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	58,511,900	—	58,511,900	2.98

2. Share Price History

Highs and Lows

Month	April, 2008	May, 2008	June, 2008	July, 2008	August, 2008	September, 2008	October, 2008	November, 2008	December, 2008
High (Yen)	1,848	1,907	1,918	1,695	1,592	1,544	1,430	1,027	753
Low (Yen)	1,475	1,683	1,565	1,447	1,401	1,176	806	607	586

(Note)

Prices on the First Section of Tokyo Stock Exchange.

Item 5. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	Pursuant to Section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements have been prepared in accordance with accounting principles which are required in order to issue American Depositary Shares, i.e., the accounting principles generally accepted in the United States of America.

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under articles No.193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a review of the consolidated financial statements for the three-month and nine-month periods ended December 31, 2008 within the fiscal period from April 1, 2008 to March 31, 2009.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	December 31, 2008	March 31, 2008
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥523,087	¥507,236
Time deposits		773,761	758,130
Deposits with stock exchanges and other segregated cash		184,985	168,701

		1,481,833	1,434,067

Loans and receivables:
Loans receivable (including ¥20,745 million measured at fair value in accordance with SFAS 159 at December 31, 2008)	*3	625,291	784,262
Receivables from customers		17,302	43,623
Receivables from other than customers		987,356	361,114
Allowance for doubtful accounts		(3,196)	(1,399)

		1,626,753	1,187,600

Collateralized agreements:
Securities purchased under agreements to resell		1,862,372	3,233,200
Securities borrowed		5,519,988	7,158,167

		7,382,360	10,391,367

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥3,814,258 million at December 31, 2008 and ¥3,140,923 million at March 31, 2008; including ¥23,317 million measured at fair value in accordance with SFAS 159 at December 31, 2008)	*3	9,867,344	9,947,443
Private equity investments (including ¥62,144 million measured at fair value in accordance with SFAS 159 at December 31, 2008)	*3	331,827	330,745

		10,199,171	10,278,188

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥266,531 million at December 31, 2008 and ¥260,910 million at March 31, 2008)		388,546	389,151
Non-trading debt securities	*3	271,691	246,108
Investments in equity securities	*3	122,080	139,330
Investments in and advances to affiliated companies (including securities pledged as collateral of ¥NIL million at December 31, 2008 and ¥3,361 million at March 31, 2008)		263,117	361,334
Other	*7	718,958	808,909

		1,764,392	1,944,832

Total assets		¥22,454,509	¥25,236,054

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	December 31, 2008	March 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings (including ¥18,181 million measured at fair value in accordance with SFAS 155 and SFAS 159 at December 31, 2008 and ¥3,245 million measured at fair value in accordance with SFAS 155 at March 31, 2008)	*3	¥907,864	¥1,426,266
Payables and deposits:
Payables to customers		338,886	264,679
Payables to other than customers		261,705	322,927
Deposits received at banks		345,354	362,775

		945,945	950,381

Collateralized financing:
Securities sold under agreements to repurchase		3,576,710	4,298,872
Securities loaned		4,166,232	3,753,730
Other secured borrowings		920,544	2,488,129

		8,663,486	10,540,731

Trading liabilities	*3	4,347,347	4,469,942
Other liabilities	*7	424,536	636,184
Long-term borrowings (including fair value of ¥918,162 million under SFAS 155 and SFAS 159 at December 31, 2008 and fair value of ¥110,081 million under SFAS 155 at March 31, 2008)	*3	5,746,328	5,224,426

Total liabilities		21,035,506	23,247,930

Commitments and contingencies	*11
Shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares at December 31, 2008 and March 31, 2008
Issued—1,965,919,860 shares at December 31, 2008 and March 31, 2008
Outstanding—1,909,222,806 shares at December 31, 2008 and 1,906,885,059 shares at March 31, 2008		182,800	182,800
Additional paid-in capital		185,923	177,227
Retained earnings		1,254,391	1,779,783
Accumulated other comprehensive loss		(126,681)	(71,111)

		1,496,433	2,068,699
Common stock held in treasury, at cost—56,697,054 shares and 59,034,801 shares at December 31, 2008 and March 31, 2008, respectively		(77,430)	(80,575)

Total shareholders’ equity		1,419,003	1,988,124

Total liabilities and shareholders’ equity		¥22,454,509	¥25,236,054

(*)	Certain prior year amounts have been reclassified to conform to the current quarter presentation.

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

	Notes	Millions of yen
		Nine months ended December 31, 2008
Revenue:
Commissions		¥240,457
Fees from investment banking		43,111
Asset management and portfolio service fees		114,600
Net loss on trading		(145,018)
Loss on private equity investments		(39,278)
Interest and dividends		290,849
Loss on investments in equity securities		(21,778)
Other		35,375

Total revenue		518,318
Interest expense		304,912

Net revenue		213,406
Non-interest expenses:
Compensation and benefits		329,831
Commissions and floor brokerage		56,538
Information processing and communications		108,829
Occupancy and related depreciation		56,293
Business development expenses		23,074
Other		191,988

		766,553

Loss before income taxes		(553,147)
Income tax expense	*10	(60,789)

Net loss		¥(492,358)

	Notes	Yen
		Nine months ended December 31, 2008
Per share of common stock:	*8
Basic—
Net loss		¥(257.98)
Diluted—
Net loss		¥(258.62)

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Three months ended December 31, 2008
Revenue:
Commissions		¥73,373
Fees from investment banking		19,678
Asset management and portfolio service fees		29,410
Net loss on trading		(134,518)
Loss on private equity investments		(24,782)
Interest and dividends		45,899
Loss on investments in equity securities		(12,938)
Other		6,588

Total revenue		2,710
Interest expense		52,456

Net revenue		(49,746)

Non-interest expenses:
Compensation and benefits		161,823
Commissions and floor brokerage		17,561
Information processing and communications		40,838
Occupancy and related depreciation		23,245
Business development expenses		8,123
Other		98,206

		349,796

Loss before income taxes		(399,542)
Income tax expense	*10	(56,648)

Net loss		¥(342,894)

		Yen
	Notes	Three months ended December 31, 2008
Per share of common stock:	*8
Basic—
Net loss		¥(179.62)
Diluted—
Net loss		¥(180.97)

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)

Millions of yen
Nine months ended December 31, 2008
Common Stock
Balance at beginning of year	¥182,800

Balance at end of the period	182,800

Additional paid-in capital
Balance at beginning of year	177,227
Gain on sales of treasury stock	2,257
Issuance and exercise of common stock options	6,439

Balance at end of the period	185,923

Retained earnings
Balance at beginning of year	1,779,783
Net loss	(492,358)
Cash dividends(*)	(48,675)
Adjustments to initially apply SFAS 157	10,383
Adjustments to initially apply SFAS 159	5,258

Balance at end of the period	1,254,391

Accumulated other comprehensive loss:
Cumulative translation adjustments
Balance at beginning of year	(28,416)
Net change during the period	(56,929)

Balance at end of the period	(85,345)

Defined benefit pension plans
Balance at beginning of year	(42,695)
Pension liability adjustment	1,359

Balance at end of the period	(41,336)

Balance at end of the period	(126,681)

Common stock held in treasury
Balance at beginning of year	(80,575)
Repurchases of common stock	(86)
Sales of common stock	60
Common stock issued to employees	3,239
Other net change in treasury stock	(68)

Balance at end of the period	(77,430)

Total shareholders’ equity balance at end of the period	¥1,419,003

(*) Dividends per share	Nine months ended December 31, 2008	¥25.50
	Three months ended December 31, 2008	¥8.50

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

Millions of yen
Nine months ended December 31, 2008
Net loss	¥(492,358)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(56,929)
Defined benefit pension plans:
Pension liability adjustment	2,125
Deferred income taxes	(766)

Total	1,359

Total other comprehensive loss	(55,570)

Comprehensive loss	¥(547,928)

The accompanying notes are an integral part of these consolidated financial statements.

Millions of yen
Three months ended December 31, 2008
Net loss	¥(342,894)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(37,049)
Defined benefit pension plans:
Pension liability adjustment	1,318
Deferred income taxes	(455)

Total	863

Total other comprehensive loss	(36,186)

Comprehensive loss	¥(379,080)

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

Millions of yen
Nine months ended December 31, 2008
Cash flows from operating activities:
Net loss	¥(492,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	54,423
Loss on investments in equity securities	21,778
Deferred income taxes	(75,575)
Changes in operating assets and liabilities:
Time deposits	(266,423)
Deposits with stock exchanges and other segregated cash	(65,064)
Trading assets and private equity investments	(1,884,719)
Trading liabilities	985,055
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	970,545
Securities borrowed, net of securities loaned	1,969,115
Other secured borrowings	(1,567,585)
Loans and receivables, net of allowance for doubtful accounts	(1,034,343)
Payables	403,606
Accrued income taxes, net	(74,979)
Other, net	793,820

Net cash used in operating activities	(262,704)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(54,665)
Proceeds from sales of office buildings, land, equipment and facilities	65
Payments for purchases of investments in equity securities	(4,180)
Proceeds from sales of investments in equity securities	1,404
Increase in loans receivable at banks, net	(5,025)
Increase in non-trading debt securities, net	(29,825)
Other, net	(36,307)

Net cash used in investing activities	(128,533)

Cash flows from financing activities:
Increase in long-term borrowings	1,802,281
Decrease in long-term borrowings	(861,458)
Decrease in short-term borrowings, net	(441,639)
Increase in deposits received at banks, net	22,002
Proceeds from sales of common stock	62
Payments for repurchases of common stock	(86)
Payments for cash dividends	(48,686)
Proceeds from issuances of stock by a subsidiary	2,433

Net cash provided by financing activities	474,909

Effect of exchange rate changes on cash and cash equivalents	(67,821)

Net increase in cash and cash equivalents	15,851
Cash and cash equivalents at beginning of the period	507,236

Cash and cash equivalents at end of the period	¥523,087

Supplemental information:
Cash paid during the period for—
Interest	¥344,679
Income tax payments, net	¥89,765
Non cash investment activities—

Business acquisitions: Assets acquired, excluding cash and cash equivalents and debt assumed were ¥61,477 million and ¥29,346 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

[Notes to the Consolidated Financial Statements (UNAUDITED)]

1. Basis of accounting:

In December 2001, Nomura Holdings, Inc. (“Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to Article 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007), the consolidated financial statements for the nine months ended December 31, 2008 and the three months ended December 31, 2008, have been prepared in accordance with the accounting principles, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP, which the Company and its consolidated entities (“Nomura”) adopt and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to loss before income taxes pursuant to Japanese GAAP.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised (“FIN 46-R”). Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interest and the “Financial controlling model”, which is a model taking into account factors other than the ownership level of voting interest in an entity.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has an impact of ¥19,181 million (loss, for the nine months ended December 31, 2008) and ¥11,552 million (loss, for the three months ended December 31, 2008) on loss before income taxes.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. U.S. GAAP requires recognition of the funded status of defined benefit postretirement plans, measured as the difference between the fair value of the plan asset and the benefit obligation.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment periodically. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Therefore, under Japanese GAAP, the difference has an impact of ¥213 million (profit, for the nine months ended December 31, 2008) and ¥1,306 million (profit, for the three months ended December 31, 2008) on loss before income taxes.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and changes in the fair value of derivative contracts are recognized in shareholder’s equity.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which shall be ordinarily measured at cost (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the difference has an impact of ¥24,055 million (profit, for the nine months ended December 31, 2008) and ¥8,781 million (profit, for the three months ended December 31, 2008) on loss before income taxes. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

Under U.S. GAAP, an entity shall offset the fair value amounts recognized for derivative instruments with the same counterparty under a master netting arrangement and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the derivative instruments. Under Japanese GAAP, this accounting treatment mentioned is not permitted.

Minority interest—

Under Japanese GAAP, minority interest is included in net assets. Under U.S. GAAP, it is not allowed to include minority interest in shareholder’s equity. Minority interest is classified within liabilities in our balance sheet and presented separately in the note to the financial statements. In addition, U.S GAAP determined to revise the disclosure of minority interest. See Note 2, “Changes in accounting policies and new accounting pronouncements” for details concerning disclosure of minority interest.

2. Changes in accounting policies and new accounting pronouncements:

Changes in accounting policies—

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. In addition, SFAS 157 also:

•	requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model);

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of a financial asset or financial liability;

•

nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”), which requires deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique;

•	eliminates large position (“block”) discounts for financial instruments quoted in active markets; and

•	requires a reporting entity to consider its own credit rating when valuing liabilities carried at fair value.

In February 2008, the FASB issued Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of the FSP.

The remainder of SFAS 157 relating to financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007. As permitted by FSP SFAS 157-2, Nomura adopted SFAS 157 on April 1, 2008 for financial assets and financial liabilities only and does not apply the provisions of SFAS 157 to certain nonfinancial assets and nonfinancial liabilities not carried at fair value on a recurring basis, including:

•	Nonfinancial assets and nonfinancial liabilities acquired in a business combination but not measured at fair value on a recurring basis;

•	Goodwill and other intangible assets;

•	Long-lived non financial assets.

The requirements of SFAS 157 are generally applied prospectively to financial instruments apart from derivatives which have been accounted for in accordance with EITF 02-3, hybrid financial instruments that are currently measured at fair value in their entirety and whose inception profit has been deferred under SFAS No. 155, “Accounting for Certain hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140” (“SFAS 155”) and certain investments which have block discounts applied to them. The impact of adjusting the fair value of these financial instruments in accordance with SFAS 157 was recorded as a cumulative-effect adjustment to opening retained earnings, and it was an increase of ¥10,383 million after-tax.

Fair value hierarchy under SFAS 157 is as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that Nomura has ability to access at the measurement date are classified as Level 1. Examples are stocks listed on the First Section of the Tokyo Stock Exchange and Japanese government bonds.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example of financial instruments is an interest rate swap contract between short-term floating interest rate and fixed interest rate.

Level 3:

Financial assets and financial liabilities whose values are based on unobservable inputs in markets are classified as Level 3. Unobservable inputs are based on the reporting entity’s own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. It is classified as Level 3, if such unobservable inputs in markets have more than an insignificant impact on fair value measurement of an instrument. These assumptions include a method to estimate unobservable long-term volatilities of foreign exchange rate from volatilities within observable term in the markets and a method to estimate credit premium using for fair value measurements of individual loans.

Fair value of a financial asset when the market for that asset is not active

In October, 2008, the FASB issued Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active.

FSP SFAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP SFAS 157-3 by Nomura did not have a material impact on its consolidated financial statements.

Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an assets or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS 159 also establishes presentation and disclosure requirements designed to provide a comparison between entities that elect different measurement attributes for similar assets and liabilities.

An entity may elect the fair value option for eligible items that exist at the date of adoption and reports the difference between the carrying value and fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

Nomura adopted SFAS 159 on April 1, 2008. The impact of the adoption was recorded as a cumulative-effect adjustment to opening retained earnings, and it was an increase of ¥5,258 million after-tax. This is mainly due to the adoption to liabilities of secured borrowings in long-term borrowings.

The financial assets and financial liabilities Nomura elected the fair value option are as follows:

•

Loans and receivables whose risks are managed on a fair value basis. Nomura elects the fair value option to reduce volatility of profit or loss caused by the difference in measurement basis for loans and receivables and the derivatives used to manage risks of those instruments;

•

Investments held for capital appreciation or current income purposes with exit strategies that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option. Nomura elects the fair value option to more appropriately represent the purpose of these investments in the consolidated financial statements;

•

Liabilities from secured financings which are not accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). Even though Nomura has no continuing economic exposure to the related financial assets, they remain on its consolidated balance sheet and continue to be carried at fair value, with changes in fair value recognized through earnings. Nomura elects the fair value option for these financial liabilities to reduce volatility of profit or loss; and

•

All structured notes issued on or after the date of adoption. This blanket election for structured notes is made primarily to reduce volatility of profit or loss caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to manage risks of those positions. Nomura also elects the fair value option for the notes issued by consolidated variable interest entities for the same purposes.

Interest and dividends arising from financial instruments to which the fair value options have been adopted are mainly accounted as net gain (loss) on trading if it is a part of profit or loss from change in market value, otherwise they are accounted as interest revenue or expense.

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

Nomura adopted FSP FIN 39-1 on April 1, 2008. There were ¥678 billion of netting of cash collateral receivables against net derivative liabilities and ¥793 billion of netting of cash collateral payables against net derivative assets as of December 31, 2008. FSP FIN 39-1 was retrospectively applied. There were ¥684 billion of netting of cash collateral receivables against net derivative liabilities and ¥378 billion of netting of cash collateral payables against net derivative assets as of March 31, 2008.

New accounting pronouncements—

Accounting for business combinations

In December 2007, the FASB issued SFAS No. 141-R, “Business Combinations” (“SFAS 141-R”). SFAS 141-R expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent liabilities, be recorded at the fair value determined on the acquisition date and changes thereafter in valuation to be reflected in revenue, not goodwill; changes the recognition timing for valuation; and requires acquisition costs to be expensed as incurred.

SFAS 141-R applies prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption and retroactive application is not permitted and therefore Nomura will adopt SFAS 141-R for business combinations for which the acquisition date is on or after April 1, 2009. Nomura is evaluating the impact of adoption of SFAS 141-R on its consolidated financial statements.

Accounting for noncontrolling interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 re-characterizes minority interests in consolidated subsidiaries as non-controlling interests and requires the classification of non-controlling interests as a component of equity (rather than as a liability or as mezzanine equity). Under SFAS 160, a change in control will be measured at fair value. SFAS 160 also provides guidance on the accounting for transactions between an entity and noncontrolling interests.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted and therefore Nomura will adopt SFAS 160 on April 1, 2009. The Statement is applied prospectively as of the beginning of the fiscal year in which the Statement is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura is evaluating the impact of adoption on its consolidated financial statements.

Enhanced disclosures about derivatives and hedging

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 replaces and expands the quantitative and qualitative disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and other related literature and intends to provide an enhanced understanding of:

•	How and why a reporting entity uses derivative instruments;

•	How derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and

•	How derivative instruments affect a reporting entity’s financial position, financial performance and cash flows.

SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application permitted. Because SFAS 161 is a disclosure statement and does not impact the accounting treatment for derivative instruments and related hedged items, Nomura does not expect a material impact on its consolidated financial statements upon adoption of SFAS 161.

GAAP hierarchy

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”) which provides a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP.

SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. Nomura is currently considering the potential impact of adoption of SFAS 162, however, does not expect a material impact on its consolidated financial statements.

Disclosures about credit derivatives

In September 2008, the FASB issued Staff Position No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1 and FIN 45-4”). FSP FAS 133-1 and FIN 45-4 requires a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance, and cash flows. In addition, the FSP amends FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) to exclude credit derivative instruments accounted for at fair value under SFAS 133.

FSP FAS 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008, and Nomura adopted the FSP for the three months ended December 31, 2008. See Note 4, “Credit Derivatives” for more details.

Enhanced disclosures about transfers of financial assets and interests in Variable Interest Entities

In December 2008, the FASB issued Staff Position No. FAS 140-4 and FIN 46-R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP FAS 140-4 and FIN 46-R-8”). FSP FAS 140-4 and FIN 46-R-8 requires enhanced disclosures about transfers of financial assets and interests in variable interest entities.

FSP FAS 140-4 and FIN 46-R-8 is effective for reporting periods (annual or interim) ending after December 15, 2008, and Nomura adopted the FSP for the three months ended December 31, 2008. See Note 5, “Securitization and Variable Interest Entities (VIEs)” for more details.

3. Fair value of financial instruments:

The majority of Nomura’s financial assets and financial liabilities are carried at fair value on a recurring basis. Financial assets which are carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities which are carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with SFAS 157 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or financial liability.

In accordance with SFAS 157, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value. For a description of the hierarchy levels, please see Note 2 “Changes in accounting policies and new accounting pronouncements”. The following table presents information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008 within the fair value hierarchy. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. In case that a derivative is valued with using a combination of Level 1, 2 and 3 inputs, it would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

	Billions of yen
	December 31, 2008
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity)(2)	¥487	¥688	¥596	¥—	¥1,771
Debt securities and loans receivables	5,147	1,269	646	—	7,062
Investment trust funds and other	12	39	18	—	69
Derivative contracts	143	14,510	1,216	(14,572)	1,297
Loans and receivables(3)	—	16	5	—	21
Other assets	300	74	47	—	421

Total	¥6,089	¥16,596	¥2,528	¥(14,572)	¥10,641

Liabilities:
Trading liabilities
Equities	¥467	¥30	¥0	¥—	¥497
Debt securities	2,820	96	2	—	2,918
Investment trust funds and other	12	0	—	—	12
Derivatives contracts	194	14,063	1,120	(14,457)	920
Short-term borrowings(4)(5)	—	17	(2)	—	15
Payables and deposits(6)	—	0	(1)	—	(1)
Long-term borrowings(4)(5)(7)	—	519	(91)	—	428
Other liabilities	—	1	—	—	1

Total	¥3,493	¥14,726	¥1,028	¥(14,457)	¥4,790

(1)	Counterparty netting of derivative assets and liabilities in accordance with FIN 39 and cash collateral netting against net derivatives in accordance with FSP FIN 39-1.
(2)	Include equity investments that would have been accounted for under the equity method if Nomura had not chosen to apply the fair value option under SFAS 159.
(3)	Include loans and receivables for which Nomura elected the fair value option under SFAS 159.
(4)	Include structured notes for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(5)	Include embedded derivatives bifurcated in accordance with SFAS 133 from the structured notes issued. If unrealized gain is greater than unrealized loss, borrowings are reduced by the excess amount.
(6)	Include embedded derivatives bifurcated in accordance with SFAS 133 from the deposits received at banks. If unrealized gain is greater than unrealized loss, deposits are reduced by the excess amount.
(7)	Include liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140. Nomura elected the fair value option under SFAS 159 for those liabilities.

The following tables explain the increase and decrease, including gains and losses, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the nine and three months ended December 31, 2008. Financial instruments categorized within Level 3 include derivatives, structured notes, loans and unlisted securities valued using unobservable inputs which have significant impact. These financial instruments are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial assets and financial liabilities are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable inputs.

	Billions of yen
	Nine months ended December 31, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of April 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(1)	Net transfers in / (out of) Level 3(2)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥802	¥(131)	¥—	¥(36)	¥(0)	¥(167)	¥(42)	¥3	¥596
Debt securities and loans receivables	783	(109)	—	—	2	(107)	(78)	48	646
Investment trust funds and other	21	(1)	—	—	—	(1)	(4)	2	18
Derivative contracts, net	121	(63)	—	—	—	(63)	(29)	67	96
Loans and receivables	4	(1)	—	—	—	(1)	2	0	5
Other assets	59	(1)	3	0	(0)	2	(13)	(1)	47

Total	¥1,790	¥(306)	¥3	¥(36)	¥2	¥(337)	¥(164)	¥119	¥1,408

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(1)	¥(0)	¥0
Debt securities	—	—	—	—	—	—	2	—	2
Short-term borrowings	15	5	—	—	—	5	3	(15)	(2)
Payables and deposits	—	0	—	—	—	0	(1)	0	(1)
Long-term borrowings	(59)	206	—	—	—	206	130	44	(91)

Total	¥(43)	¥211	¥—	¥—	¥—	¥211	¥133	¥29	¥(92)

	Billions of yen
	Three months ended December 31, 2008
		Unrealized and realized gains/losses included in revenue
	Opening balance as of October 1, 2008	Net gain (loss) on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlements(1)	Net transfers in / (out of) Level 3(2)	Balance as of December 31, 2008
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥786	¥(92)	¥—	¥(22)	¥(0)	¥(114)	¥(81)	¥5	¥596
Debt securities and loans receivables	794	(65)	—	—	0	(65)	(133)	50	646
Investment trust funds and other	19	(1)	—	—	—	(1)	(0)	—	18
Derivative contracts, net	137	(47)	—	—	—	(47)	(8)	14	96
Loans and receivables	8	(1)	—	—	—	(1)	(2)	—	5
Other assets	60	0	0	0	—	0	(13)	0	47

Total	¥1,804	¥(206)	¥0	¥(22)	¥0	¥(228)	¥(237)	¥69	¥1,408

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥0
Debt securities	—	—	—	—	—	—	2	—	2
Short-term borrowings	19	5	—	—	—	5	(16)	(0)	(2)
Payables and deposits	—	(0)	—	—	—	(0)	(1)	(0)	(1)
Long-term borrowings	(139)	152	—	—	—	152	92	108	(91)

Total	¥(120)	¥157	¥—	¥—	¥—	¥157	¥77	¥108	¥(92)

(1)	Include effect of foreign exchange movements.
(2)	If a financial instrument migrates from Level 3 to another Level or migrates from another Level to Level 3, the amount reported in “Net transfers in / (out of) Level 3” is the fair value at the beginning of quarter during which the migration occurs.

The following tables explain the amounts of unrealized gains (losses) for the nine and three months ended December 31, 2008 relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Nine months ended December 31, 2008
	Net gain (loss) on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥(81)	¥—	¥(66)	¥0	¥(147)
Debt securities and loans receivables	(85)	—	—	—	(85)
Investment trust funds and other	(1)	—	—	—	(1)
Derivative contracts, net	(1)	—	—	—	(1)
Loans and receivables	(3)	—	—	—	(3)
Other assets	(0)	3	0	—	3

Total	¥(171)	¥3	¥(66)	¥0	¥(234)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)
Short-term borrowings	5	—	—	—	5
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	112	—	—	—	112

Total	¥117	¥—	¥—	¥—	¥117

	Billions of yen
	Three months ended December 31, 2008
	Net gain (loss) on trading	Gain (loss) on operating investments and others	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities (including private equity)	¥(88)	¥—	¥(27)	¥0	¥(115)
Debt securities and loans receivables	(66)	—	—	—	(66)
Investment trust funds and other	(1)	—	—	—	(1)
Derivative contracts, net	47	—	—	—	47
Loans and receivables	(3)	—	—	—	(3)
Other assets	(0)	(0)	(0)	—	(0)

Total	¥(111)	¥(0)	¥(27)	¥0	¥(138)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0
Short-term borrowings	5	—	—	—	5
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	91	—	—	—	91

Total	¥96	¥—	¥—	¥—	¥96

The following tables explain gains (losses) due to changes in fair value for assets and liabilities measured at fair value using the fair value option under SFAS 155 and SFAS 159 at December 31, 2008.

Billions of yen
Nine months ended December 31, 2008
Net gain on trading
Assets:
Trading assets and private equity investments
Trading assets	¥1
Private equity investments	—
Loans and receivables	(4)

Total	¥(3)

Liabilities:
Short-term borrowings(1)	¥9
Long-term borrowings(1)(2)	186

Total	¥195

Billions of yen
Three months ended December 31, 2008
Net gain on trading
Assets:
Trading assets and private equity investments
Trading assets	¥1
Private equity investments	—
Loans and receivables	(5)

Total	¥(4)

Liabilities:
Short-term borrowings(1)	¥5
Long-term borrowings(1)(2)	72

Total	¥77

(1)	Include structured notes and others for which Nomura elected the fair value option under either SFAS 155 or SFAS 159.
(2)	Include liabilities by secured financing transactions that are accounted for as financing rather than sales in accordance with SFAS 140.

Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. Nomura’s ownership share is 45.5%, and is included in Private equity investments.

Nomura calculated the impact of changes in its own creditworthiness on financial liabilities for which the fair value option is elected, by discounting future cash flows at a rate which incorporates observable changes in its credit spread. The gains and losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were revenue of ¥ 60 billion for the nine months ended December 31, 2008, and revenue of ¥ 41 billion for the three months ended December 31, 2008. There was no significant impact on financial assets for which the fair value option was elected, attributable to the instrument-specific credit risk.

As of December 31, 2008, the fair value of the aggregated unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥5 billion less than the principal balance of such loans and receivables. The fair value of the aggregated unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥9 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due or in non-accrual status.

In addition to the financial instruments carried at fair value on a recurring basis, which are described above, Nomura may measure other financial assets and financial liabilities at fair value on a nonrecurring basis, which are not carried at fair value on a recurring basis, where fair value was used in specific circumstances such as to measure impairment of the asset or liability. For the three months ended December 31, 2008, Nomura recognized an impairment loss to the equity method investments using the share price in the stock market. The amount after impairment of ¥9 billion which was measured at fair value and classified in Level 1 was reported within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheets. The impairment loss of ¥88 billion for the nine months ended December 31, 2008, and of ¥65 billion for the three months ended December 31, 2008 were classified within Non-interest expenses—Other in the consolidated statement of operations for the nine months ended December 31, 2008 and for the three months ended December 31, 2008, respectively.

4. Credit derivatives:

FSP FAS 133-1 and FIN 45-4 requires a seller of credit derivatives to disclose information about its credit derivatives (including hybrid instruments that have embedded credit derivatives) to enable users of financial statements to assess their potential effect on its financial position, financial performance, and cash flows.

The following table sets forth information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings.

Nomura also enters into certain written options, those referenced assets are cash or indexed instruments, including equity, interest rate or foreign exchange instruments. See Note 11, “Commitments, contingencies and guarantees” for these derivative contracts that meet the FIN 45 definition of guarantees.

	Billions of yen
	December 31, 2008
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥967	¥8,712	¥904	¥2,024	¥4,555	¥1,229	¥7,332
Credit default indices	2,273	30,004	282	9,050	15,858	4,814	30,478
Other credit-risk related portfolio products	815	4,734	181	890	2,124	1,539	4,288
Credit-risk related options and swaptions	1	7	—	7	—	—	8

Total	¥4,056	¥43,457	¥1,367	¥11,971	¥22,537	¥7,582	¥42,106

(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following table sets forth information about Nomura’s written credit derivatives by external credit rating.

	Billions of yen
	December 31, 2008
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other	Total
Single-name credit default swaps	¥249	¥552	¥2,366	¥3,147	¥1,307	¥1,091	¥8,712
Credit default indices	304	524	15,000	10,734	732	2,710	30,004
Other credit-risk related portfolio products	—	—	—	—	—	4,734	4,734
Credit-risk related options and swaptions	—	—	—	—	—	7	7

Total	¥553	¥1,076	¥17,366	¥13,881	¥2,039	¥8,542	¥43,457

(1)	Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If they are not rated by either of them, then the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. as of December 31, 2008.

5. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with SFAS 140. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenues-net gain on trading. Nomura may also enter into derivative transactions in relation to the assets transferred to a SPE.

As noted above, Nomura may have continued involvements with the assets that Nomura transferred to SPEs. During the three months ended December 31, 2008, Nomura securitized ¥31 billion and recognized associated gain on sale of ¥199 million. As of December 31, 2008, the cumulative balance of financial assets transferred to SPEs that Nomura has continuing involvement was ¥1,132 billion, the fair value of total assets held by such SPEs was ¥1,131 billion, and Nomura’s retained interest was ¥8 billion. Nomura is under contractual obligation to replace ¥71 billion of the assets held by the SPEs, if such assets are impaired, Nomura does not provide financial support beyond its contractual obligations. For the three months ended December 31, 2008, Nomura received ¥31 billion of proceeds from the SPEs.

The following table shows the amounts of financial assets transferred and related liabilities where such transfers failed the true sale criteria and were treated as secured borrowings.

Billions of yen
December 31, 2008
Assets
Trading assets
Equities products	¥133
Debt products	303
Other	1

Total	¥437

Liabilities
Long-term borrowings	¥439

During the year ended March 31, 2008, Nomura securitized ¥691 billion of financial assets and received ¥12 billion from securitization trusts and paid ¥3 billion to securitization trusts. Nomura held ¥17 billion of retained interests in transferred assets as of March 31, 2008.

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates investment funds, which are managed in line with stipulated investment criteria, in which it is the primary beneficiary.

The following table shows the classification of the consolidated VIEs’ assets and liabilities. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

Billions of yen
December 31, 2008
Consolidated VIEs’ assets
Cash and cash equivalent	¥48
Trading assets
Equities products	385
Debt products	51
Mortgage and mortgage-backed securities	82
Investment trust funds and other	6
Derivatives	15
Office buildings, land, equipment and facilities	59
Other	44

Total	¥690

Consolidated VIEs’ liabilities
Trading liabilities
Debt products	¥7
Mortgage backed securities	8
Derivatives	1
Short-term borrowings	2
Long-term borrowings	255
Other	35

Total	¥308

Nomura also holds significant variable interests in VIEs where Nomura is not the primary beneficiary or holds variable interests in VIEs that Nomura sponsored. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings; equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations; guarantees and residual interests regarding leveraged and operating leases for aircraft using VIEs; and loans and investments in VIEs that acquire operating businesses.

The following tables set forth the carrying amount of assets and liabilities of VIEs for which Nomura holds the significant variable interests or interests in VIEs that Nomura sponsored and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the balance sheets, the amount of commitments and financial guarantees, and the notional of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

Billions of yen
December 31, 2008
Carrying amount of interests in unconsolidated VIEs
Assets
Trading assets	¥260
Other	45

Total	¥305

Liabilities
Trading liabilities	¥1

Maximum exposure to loss from unconsolidated VIEs
Trading assets
Equities products	¥94
Debt products	28
Mortgage and mortgage-backed securities	132
Investment trust funds and other	6
Derivatives	61
Loans	44
Other	1

Total	¥366

Commitment to extend credit and other guarantees	¥22
Derivatives’ notional	¥170

FSP FAS 140-4 and FIN 46-R-8 is effective for reporting periods (annual or interim) ending on or after December 15, 2008. The two tables below that relate to the prior fiscal year end were prepared in accordance with the disclosure requirements prior to the adoption of FSP FAS 140-4 and FIN 46-R-8.

The following table shows the classification of VIEs’ assets that collateralized the VIEs’ obligations. The investors do not have any recourse to Nomura beyond the assets held in the VIEs.

Billions of yen
March 31, 2008
Consolidated VIE assets providing collateral for VIE obligations
Trading assets	¥240
Office buildings, land, equipment and facilities	47
Other	3

Total	¥290

The following table sets forth the aggregate total assets of VIEs for which Nomura holds significant variable interests and the maximum exposure to loss associated with these significant variable interests at March 31, 2008. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure.

Billions of yen
March 31, 2008
VIEs’ assets	¥457
Maximum exposure to loss	261

In June 2007, the American Institute of Certified Public Accountants (the “AICPA”) issued Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). Although this SOP 07-1 was expected to be effective for fiscal years beginning on or after December 15, 2007, FASB decided to postpone the effective date of SOP 07-1, indefinitely. However, FASB permitted early adoption and continuous application of this SOP 07-1 for entities that early adopted this SOP, which is allowed by FASB Staff Position No. SOP 07-1-1, “Effective Date of AICPA Statement of Position 07-1.”

Nomura chose early adoption of SOP 07-1 on December 14, 2007 and designated certain entities, including Nomura Principal Finance Co., Ltd. and Terra Firma Capital Partners I, as investment companies. FASB Staff Position No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies,” will provide those entities that meet criteria for investment companies under SOP 07-1 with a permanent scope exception from the application of FIN 46-R.

6. Business combinations:

In October 2008, Nomura acquired the most parts of Lehman Brothers’ (“Lehman”) Asia Pacific operations including Japan and Australia and its European and Middle Eastern equities and investment banking operations, as well as hired a certain of former Lehman’s fixed income employees in Europe mostly from Lehman Brothers Ltd (U.K.), Lehman Brothers Japan Ltd., Lehman Brothers Asia Ltd., and Lehman Brothers Asia Holding Ltd. Lehman has been a strong player in the investment banking fields, including M&A, execution services, derivatives, electronic trading, and prime brokerage. Through the acquisitions, Nomura has combined Lehman’s strong customer base and strengthened its wholesale business. The deals do not include any trading assets or trading liabilities of Lehman.

In October 2008, Nomura also acquired Lehman’s service platform in India of the three companies, Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd, and Lehman Brothers Structured Finance Services Private Ltd, all specialized service companies. The three companies have provided various functions for investment banks such as operational support in the area of IT, other operational support, financial controls, and risk management globally, including the Asia Pacific and European regions. The companies will also provide support services for global business for Nomura.

The acquisitions were accounted for in conformity with SFAS No. 141, “Business Combinations” (“SFAS 141”) as a business combination in Nomura’s consolidated financial statements for the three months ended December 31, 2008. The revenues and expenses associated with the acquired business have been included commencing with the three months ended December 31, 2008. Under SFAS 141, the allocation of the acquisition costs to assets acquired and liabilities assumed must be made within a period not exceeding one year from the consummation date of the acquisitions. Nomura disbursed ¥39 billion in relation to these acquisition. Nomura is in the process of selecting the businesses to focus on in relation to the business combination. Nomura recorded ¥7 billion of the acquisition-related liabilities. Nomura also recorded Non-interest expenses relating to costs that were not considered part of the acquisition-related liabilities pursuant to the applicable accounting standards.

The selected pro-forma financial information (unaudited) below present the revenue and net loss amounts for the nine months ended December 31, 2008 as if the acquisitions occured on April 1, 2008.

Millions of yen except per share data presented in yen
Nine months ended December 31, 2008
Revenue	¥534,065
Net loss	(580,851)
Net loss per share—Basic	(304.35)
Net loss per share—Diluted	(305.10)

7. Other assets—Other / Other liabilities:

The following table sets forth Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	December 31, 2008	March 31, 2008
Other assets-Other:
Securities received as collateral	¥26,076	¥242,601
Goodwill and other intangible assets	119,840	103,022
Deferred tax assets	347,045	273,041
Investments in equity securities for other than operating purposes	5,738	20,198
Other	220,259	170,047

Total	¥718,958	¥808,909

Other liabilities:
Obligation to return securities received as collateral	¥26,076	¥242,601
Accrued income taxes	10,659	35,669
Other accrued expenses and provisions	296,284	279,169
Minority interests	11,356	12,978
Other	80,161	65,767

Total	¥424,536	¥636,184

8. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

Millions of yen except per share data presented in yen
Nine months ended December 31, 2008
Basic—
Net loss applicable to common stock	¥(492,358)
Weighted average number of shares outstanding	1,908,526,334
Net loss per share	¥(257.98)
Diluted—
Net loss applicable to common stock	¥(492,359)
Weighted average number of shares outstanding	1,903,807,101
Net loss per share	¥(258.62)

Millions of yen except per share data presented in yen
Three months ended December 31, 2008
Basic—
Net loss applicable to common stock	¥(342,894)
Weighted average number of shares outstanding	1,908,954,985
Net loss per share	¥(179.62)
Diluted—
Net loss applicable to common stock	¥(342,894)
Weighted average number of shares outstanding	1,894,770,527
Net loss per share	¥(180.97)

In determining diluted EPS, the net loss applicable to common stock is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the decline in potential common shares arising from stock-based compensation plans issued by the Company that would increase the net loss per share for the nine and three months ended December 31, 2008.

Antidilutive stock options and convertible bonds to purchase or convert to 163,957,006 common shares and 157,616,306 common shares were not included in the computation of diluted EPS for the nine and three months ended December 31, 2008.

9. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The net pension and severance cost of the defined benefit plans for employees of the Japanese entities for the nine and three months ended December 31, 2008 is shown below:

Japanese entities’ plans

Millions of yen
Nine months ended December 31, 2008
Service cost	¥7,582
Interest cost	3,844
Expected return on plan assets	(2,761)
Amortization of net actuarial losses	2,146
Amortization of prior service cost	63

Net periodic pension and severance costs	¥10,874

Millions of yen
Three months ended December 31, 2008
Service cost	¥2,609
Interest cost	1,281
Expected return on plan assets	(920)
Amortization of net actuarial losses	716
Amortization of prior service cost	21

Net periodic pension and severance costs	¥3,707

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans for the nine and three months ended December 31, which are not significant.

In addition, Nomura has changed a part of the defined benefit plans for employees in December 2008, however, the impact is not material on its consolidated financial statements for the nine and three months ended December 31, 2008.

10. Income taxes:

Difference in the effective tax rates for the nine and three months ended December 31, 2008 of 11.0% and 14.2%, respectively, and the domestic statutory tax rate of approximately 41% is mainly due to an increase in valuation allowance relating to losses of foreign subsidiaries.

11. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

These commitments outstanding were as follows:

	Millions of yen
	December 31, 2008	March 31, 2008
Commitments to extend credit	¥110,531	¥181,341
Commitments to invest in partnerships	40,078	124,154

As of December 31, 2008, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥110,531	¥72,389	¥20,338	¥13,196	¥4,608
Commitments to invest in partnerships	40,078	2,361	9,734	12,902	15,081

Operating leases

Presented below is a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	December 31, 2008	March 31, 2008
Total minimum lease payments	¥65,652	¥57,884
Less: Sublease rental income	(16,465)	(19,789)

Net minimum lease payments	¥49,187	¥38,095

As of December 31, 2008, these minimum lease payments had the following maturity for payments:

	Millions of yen
	Total	Years to Payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥65,652	¥13,771	¥14,831	¥10,448	¥7,207	¥4,955	¥14,440

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Legal Proceedings

In the normal course of business, Nomura is involved in lawsuits and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

Guarantees—

FIN 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the FIN 45 definition of guarantees. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN 45 definition of guarantees. As of March 31, 2008, these derivative contracts included certain written options and credit default swaps. Nomura adopted FSP FAS 133-1 and FIN 45-4 for the three months ended December 31, 2008 and did not include credit default swaps as of December 31, 2008.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees:

	Millions of yen
	December 31, 2008		March 31, 2008
	Carrying value(1)	Maximum Potential Payout/ Notional Total(1)	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥1,472,554	¥18,850,995	¥3,325,218	¥70,659,948
Standby letters of credit and other guarantees(2)	2	2,439	756	6,438

(1)	Credit derivatives are disclosed in Note 4, “Credit Derivatives” and not included in above Derivative contracts as of December 31, 2008.
(2)	There was no collateral held in connection with standby letters of credit and other guarantees as of December 31, 2008 and March 31, 2008.

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee under FIN 45 and certain other guarantees as of December 31, 2008:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥1,472,554	¥18,850,995	¥5,574,139	¥3,693,355	¥1,941,136	¥7,642,365
Standby letters of credit and other guarantees	2	2,439	1,638	607	1	193

12. Segment and geographic information:

Operating segments—

Nomura operates five distinct segments: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains/losses on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in loss before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current quarter presentation, including the reclassification of the defined contribution pension plan business that was previously included in Asset Management to Other business in the second quarter of the fiscal year ending March 31, 2009.

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2008
Non-interest revenue	¥226,516	¥(149,468)	¥55,444	¥(45,825)	¥43,337	¥116,646	¥246,650
Net interest revenue	3,398	(17,184)	1,447	(5,671)	3,328	619	(14,063)

Net revenue	229,914	(166,652)	56,891	(51,496)	46,665	117,265	232,587
Non-interest expenses	206,137	277,177	72,982	10,814	39,809	159,634	766,553

Income (loss) before income taxes	¥23,777	¥(443,829)	¥(16,091)	¥(62,310)	¥6,856	¥(42,369)	¥(533,966)

	Millions of yen
	Domestic Retail	Global Markets	Global Investment Banking	Global Merchant Banking	Asset Management	Other (Inc. elimination)	Total
Three months ended December 31, 2008
Non-interest revenue	¥68,482	¥(170,320)	¥22,093	¥(32,378)	¥9,622	¥70,864	¥(31,637)
Net interest revenue	1,168	(764)	565	(2,609)	1,220	(6,137)	(6,557)

Net revenue	69,650	(171,084)	22,658	(34,987)	10,842	64,727	(38,194)
Non-interest expenses	67,370	124,438	42,601	2,604	12,933	99,850	349,796

Income (loss) before income taxes	¥2,280	¥(295,522)	¥(19,943)	¥(37,591)	¥(2,091)	¥(35,123)	¥(387,990)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

Millions of yen
Nine months ended December 31, 2008
Net gain on trading related to economic hedging transactions	¥61,459
Realized loss on investments in equity securities held for operating purposes	(2,597)
Equity in earnings of affiliates	5,684
Corporate items	(42,922)
Impairment loss on investment in affiliates	(86,046)
Other	22,053

Total	¥(42,369)

Millions of yen
Three months ended December 31, 2008
Net gain on trading related to economic hedging transactions	¥40,265
Realized loss on investments in equity securities held for operating purposes	(1,385)
Equity in earnings of affiliates	(376)
Corporate items	(34,953)
Impairment loss on investment in affiliates	(63,054)
Other	24,380

Total	¥(35,123)

The tables below present reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and loss before income taxes in the consolidated statements of operations.

Millions of yen
Nine months ended December 31, 2008
Net revenue	¥232,587
Unrealized loss on investments in equity securities held for operating purposes	(19,181)

Consolidated net revenue	¥213,406

Non-interest expenses	¥766,553
Unrealized loss on investments in equity securities held for operating purposes	—

Consolidated non-interest expenses	¥766,553

Loss before income taxes	¥(533,966)
Unrealized loss on investments in equity securities held for operating purposes	(19,181)

Consolidated loss before income taxes	¥(553,147)

Millions of yen
Three months ended December 31, 2008
Net revenue	¥(38,194)
Unrealized loss on investments in equity securities held for operating purposes	(11,552)

Consolidated net revenue	¥(49,746)

Non-interest expenses	¥349,796
Unrealized loss on investments in equity securities held for operating purposes	—

Consolidated non-interest expenses	¥349,796

Loss before income taxes	¥(387,990)
Unrealized loss on investments in equity securities held for operating purposes	(11,552)

Consolidated loss before income taxes	¥(399,542)

Geographic information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of net revenue and loss before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated on a deals-with-external-customers-basis. Loss before income taxes have been allocated on an including-intersegment-revenues-and-expenses-basis.

Millions of yen
Nine months ended December 31, 2008
Net revenue:
Americas	¥37,109
Europe	(161,820)
Asia and Oceania	10,240

Sub-total	(114,471)
Japan	327,877

Consolidated	¥213,406

Loss before income taxes:
Americas	¥(130,240)
Europe	(305,443)
Asia and Oceania	(47,326)

Sub-total	(483,009)
Japan	(70,138)

Consolidated	¥(553,147)

Millions of yen
Three months ended December 31, 2008
Net revenue:
Americas	¥20,781
Europe	(134,066)
Asia and Oceania	2,593

Sub-total	(110,692)
Japan	60,946

Consolidated	¥(49,746)

Loss before income taxes:
Americas	¥(65,226)
Europe	(221,876)
Asia and Oceania	(34,843)

Sub-total	(321,945)
Japan	(77,597)

Consolidated	¥(399,542)

	Millions of yen
	December 31, 2008	March 31, 2008
Long-lived assets:
Americas	¥90,356	¥99,993
Europe	43,378	54,424
Asia and Oceania	30,337	7,454

Sub-total	164,071	161,871
Japan	351,884	336,867

Consolidated	¥515,955	¥498,738

There is no revenue derived from transactions with a single major external customer for the nine and three months ended December 31, 2008.

2. Other

Nomura is involved in a number of lawsuits in Japan and overseas, which are either ordinary routine actions and proceedings incidental to its business or not material to Nomura. Based upon the information currently available to Nomura and its domestic and overseas legal counsel, Nomura believes that the ultimate resolution of such lawsuits will not, in the aggregate, have a material adverse effect on its financial condition or results of operations.

In October 2008, Nomura acquired the most parts of Lehman Brothers’ (“Lehman”) Asia Pacific operations including Japan and Australia and its European and Middle Eastern equities and investment banking operations, as well as hired a certain of former Lehman’s fixed income employees in Europe. Nomura also acquired Lehman’s IT and other services related platform in India. Through the acquisitions, Nomura has combined Lehman’s strong customer base and strengthened its wholesale business. The deals do not include any trading assets or trading liabilities of Lehman.

From the transactions above, Nomura acquired approximately 1,100 employees in Japan, approximately 1,500 in the Asia Pacific region excluding Japan, approximately 2,650 in the European and the Middle Eastern regions and approximately 2,900 employees of service platform companies in India, totaling approximately 8,000 of employees increase. The increase in the number of employees by 7,347 from September 30, 2008 to 26,318 as of December 31, 2008 was primarily due to such acquisitions. This significant increase in number of employees as a result of acquiring these franchises may lead to additional costs such as personnel expenses which also may lead to negative implications on Nomura’s operating results and financial position. Further, Nomura recorded goodwill associated with the acquisition pursuant to SFAS No. 141, “Business Combinations” (“SFAS 141”) during the quarter ended December 31, 2008. Under SFAS 141, the allocation of the acquisition costs to assets acquired and liabilities assumed must be made within a period not exceeding one year from the consummation date of the acquisitions. Nomura has not completed such allocation as of December 31, 2008, and therefore, there is a possibility of change in the recorded amount of goodwill and any recognition of impairment that could arise as a result of periodic impairment tests to be performed.

While Nomura is making efforts to expedite the integration process of Lehman’s business franchise, it may take longer than expected to integrate the franchise. During the integration process, it is possible that Nomura may lose key employees and the integration of Lehman’s customer may not be carried out as effectively as expected. The insufficient enhancement of Nomura’s wholesale business may have a negative impact on business strategy and may damage its reputation. Integration efforts could divert management resources and might result in a disruption to ongoing businesses, which could adversely affect its business and operating results.

On October 28, 2008 the Board of Directors resolved to pay the second quarter dividend to shareholders registered on the record date of September 30, 2008.

a. Total second quarter dividend	¥16,234 million
b. Second quarter dividend per share	¥8.50

On January 27, 2009 the Board of Directors resolved to pay the third quarter dividend to shareholders registered on the record date of December 31, 2008.

a. Total third quarter dividend	¥16,238 million
b. Third quarter dividend per share	¥8.50

In addition, the Company forecasts total annual dividend of ¥25.5 per share, including the dividends already paid throughout the year, at the Board of Directors Meeting on January 27, 2009, which means the Company will forgo payment of a year-end dividend for the current fiscal year.

Dividend policy

The Company changed its dividend policy on January 27, 2009. The Company has established in the Articles of Incorporation, in accordance with Article 459 of the Companies Act of Japan, the capability to pay dividends from retained earnings by decision of the Board of Directors. The Company will now use a consolidated dividend payout ratio of 30% as a key indicator for determining the dividend, in lieu of the previously used dividend-on-equity (DOE) ratio. The payment will be revised from quarterly (on record dates: June 30, September 30, December 31 and March 31) to semi-annually (on record dates: September 30 and March 31) in principle.

[Translation]

Quarterly Review Report of Independent Accountants

February 12, 2009

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Operating Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Operating Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Operating Partner

Junko Kamei
Certified Public Accountant
Designated and Operating Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 5. Financial Information for the three-month and nine-month periods ended December 31, 2008 within the fiscal period from April 1, 2008 to March 31, 2009 which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act. These quarterly consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express a conclusion on these quarterly consolidated financial statements.

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of December 31, 2008, the consolidated results of their operations for the three-month and nine-month periods then ended and their cash flows for the nine-month then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent accountants and the Company maintains the original report.

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, President and Chief Executive Officer, and Masafumi Nakada, Executive Managing Director and Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended December 31, 2008 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Information released by Nomura Holdings, Inc. on February 23, 2009

As used herein, references to “Nomura” are to Nomura Holdings, Inc. Also, as used herein, references to “we”, “us”, “our” and similar references are to Nomura and, except as the context otherwise requires, its consolidated subsidiaries.

Unless otherwise stated, references herein to “yen” and “¥” are to Japanese yen.

Amounts shown herein have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented herein is presented on a consolidated basis.

Our fiscal year ends on March 31 of each year. We prepare consolidated financial statements for each fiscal year and each fiscal quarter in accordance with accounting principles generally accepted in the United States. These financial statements are audited or reviewed by our independent auditors.

On February 23, 2009, Nomura released the following information:

Recent financial and credit crises and recessionary economies around the world have had and may continue to have adverse effects on our businesses, financial condition and results of operations

Our financial performance, by its nature, is highly unpredictable, dependent substantially on the environment in which our businesses operate. During calendar year 2008, particularly the second half of the year, and thereafter the business environment has been extremely adverse.

In response to the current harsh business environment, we are seeking to implement several strategic initiatives, including focusing on client-driven flow businesses, continuing to review and reduce asset size through selective disposition of assets not suited to our business focus, and implementing cost reduction through selective downsizing with concentration on core businesses in the short-term, as well as reengineering of our business processes in the longer-term. As to the latter, we hope to see our service-related firms in India effectively assist our operations to bring about cost reduction and productivity increases group-wide. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the then current business environment. In addition, these initiatives, in particular the cost reduction plans, will entail, among other things, selective restructuring of our work force. The implementation of this initiative may negatively affect our employee morale, or make it difficult to retain or attract highly qualified and/or experienced personnel, especially those in management or other key positions.

Overall, during calendar year 2008 and thereafter, the business environment has been extremely adverse for many of our businesses, and we expect that these conditions will not improve for some time in the future. Until they do, we expect our business, results of operations and financial condition to be adversely affected.

1

We may have difficulty integrating the recently acquired former Lehman operations into our business or achieving the synergy effect or other benefits from the integrated businesses, which may have material adverse effect on our business, results of operations and financial condition

During the three months ended December 31, 2008 we acquired from Lehman Brothers its operations in the Asia Pacific region, its equities and investment banking businesses in Europe and the Middle East, certain of its fixed income personnel in Europe and its specialized service companies in India, to expand and enhance our wholesale operations. As part of these transactions, approximately 8,000 employees initially joined us from Lehman Brothers, including approximately 1,100 in Japan, approximately 1,500 in Asia Pacific outside Japan, approximately 2,650 in Europe and the Middle East, and approximately 2,900 in India. We believe that the successful integration of these former Lehman operations into our businesses, and accomplishing the synergy and other benefits from the integrated businesses, will be fundamental to our strategy and our financial success over the coming years. The integration is a complex, time-consuming and costly process. Successful integration of the former Lehman operations and achieving the synergy effects and other benefits from the integrated businesses in a timely manner will involve a number of challenges, risks and uncertainties, including:

•

loss of key former Lehman employees, which risk may be heightened after the payment of retention guarantee bonuses that we have agreed to pay to a number of such employees contingent upon their continued services with us for approximately six months, twelve months and (in case of a select group of such employees) eighteen months from the respective dates of employment;

•

failure, delays or other difficulties in integrating the former Lehman employees with our original employees to form and operate efficiently as a single team, including challenges in reconciling cultural differences and attitudes of our respective employees;

•

inability to acquire, or the loss of, relationships with former Lehman customers, which may occur in a variety of ways including loss of former Lehman employees who previously managed the customer relationship at Lehman, dissatisfaction on the part of clients with services we provide as compared with services available from Lehman, or otherwise;

•	failure, delays or other difficulties in integrating, coordinating and consolidating subsidiary networks, administrative functions, management and information systems;

•	temporary or extended disruption of, or deterioration in quality of, our services caused during the integration process;

•	failure to implement effectively our operating standards, controls, policies and procedures; and

•	loss or impairment of relationships with strategic or other business partners.

If we do not successfully integrate the former Lehman operations into our business or achieve the synergy effects and other benefits from the integrated businesses in a timely manner, our business, results of operations and financial condition may materially suffer.

2

In connection with these transactions, we have experienced, and may continue to experience, a large increase in non-interest expenses. In the three months ended December 31, 2008, compensation and benefits, which are part of our non-interest expenses, increased by ¥81.7 billion from the preceding quarter. Almost all of this increase was attributable to the Lehman transactions, including an increase in compensation and benefit expenses on a regular and on-going basis and an increase due to expensing of guaranteed retention bonuses. For the three months ending March 31, 2009 and for the fiscal year ending March 31, 2010, we expect to record compensation and benefits expenses that are similarly higher than those that we had prior to the Lehman transactions. For the three months ending March 31, 2009, we believe that such increase in non-interest expenses is very likely to exceed any favorable impact the Lehman integration will have on our revenues; thereafter, such situation may continue for the near term. To the extent that we may be unable to achieve, or experience a delay in achieving, higher earnings to offset those expenses, our results of operations and financial condition may materially suffer in future periods.

Also, we may in future periods have to record impairment charges, which could be substantial, with regard to the amount of goodwill and intangible assets arising from our acquisition of the former Lehman Brothers’ operations. Pursuant to Statement of Financial Accounting Standard No. 141, “Business Combinations” the allocation of the acquisition costs to the assets acquired and liabilities assumed must be made within a period not exceeding one year from the consummation date of the acquisitions. We have not yet completed such allocation as of December 31, 2008, and therefore there is a possibility of increase in the recorded amount of goodwill. As of December 31, 2008, the aggregate amount of intangible assets and goodwill associated with the Lehman transactions was approximately ¥30 billion. If the fair value of goodwill is determined to be lower than the carrying amount for any reason, such as underperformance of our wholesale business operations following this acquisition compared with our expectations, or failure to realize some or all of the planned synergy effects, we may be required to record impairment charges. In addition, we recognized significant intangible assets in the Lehman transaction particularly with respect to Lehman’s customer relationships. Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” requires amortization of intangible assets over their useful lives or subjects such assets to a similar impairment test. If, for example, intangible assets representing Lehman’s customer relationships turn out to have a fair value lower than its carrying amount, we may be required to record impairment charges. Any such impairment charges for goodwill or intangible assets, if recorded, may adversely affect our results of operations and financial condition.

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Recent Trends in Our Operating Results: the First Three Quarters of the Year Ending March 31, 2009

The following table sets forth our operating results for the first three quarters of the year ending March 31, 2009:

	Three Months Ended (2008):
	June 30	September 30	December 31
	(in millions)
Non-interest revenues:
Commissions	¥82,198	¥84,886	¥73,373
Fees from investment banking	13,407	10,026	19,678
Asset management and portfolio service fees	42,779	42,411	29,410
Net gain (loss) on trading	10,515	(21,015)	(134,518)
(Loss) gain on private equity investments	(37,663)	23,167	(24,782)
Gain (loss) on investments in equity securities	964	(9,804)	(12,938)
Other	27,719	1,068	6,588

Total non-interest revenues	139,919	130,739	(43,189)
Net interest revenue	(4,832)	(2,674)	(6,557)

Net revenue	135,087	128,065	(49,746)

Non-interest expenses:
Compensation and benefits	87,910	80,098	161,823
Commissions and floor brokerage	18,634	20,343	17,561
Information processing and communications	33,359	34,632	40,838
Occupancy and related depreciation	15,868	17,180	23,245
Business development expenses	7,032	7,919	8,123
Other	56,548	37,234	98,206

Total non-interest expenses	219,351	197,406	349,796

Loss before income taxes	(84,264)	(69,341)	(399,542)

Income tax expense	(7,672)	3,531	(56,648)
Net loss	¥(76,592)	¥(72,872)	¥(342,894)

Return on equity (annualized)(1)	(15.6)%	(15.5)%	(84.9)%

Note:

(1)	Calculation method: Net loss divided by average shareholders’ equity multiplied by four.

While we recorded net loss for each of the first three quarters of the year ending March 31, 2009, our operating environment was particularly challenging during the third quarter (the three months ended December 31, 2008). Net loss for the three months ended December 31, 2008 (the third quarter), ¥342.9 billion, was over twice that of the first and second quarters combined. We experienced historically high volatilities in the interest rate swap and currency markets during this period, and a virtual credit freeze worldwide further complicated our business environment. Due to our inability to fully execute proper hedging transactions under these circumstances, our trading losses for the three months ended December 31, 2008 amounted to ¥134.5 billion.

Prior to the third quarter, we had exposures to Iceland’s banking sector, against which we had obtained credit protection from Lehman Brothers. When Lehman Brothers Holdings Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2008, the credit protection was lost and we incurred a one-time loss of ¥43.1 billion for the three months ended December 31, 2008. The global credit crisis that intensified in the third quarter further led to sharp decline in stock markets, reflecting rapid economic downturn and flight of investment money from the stock market. For the three months ended December 31, 2008, we recorded an impairment charge of ¥62.3 billion on our equity stake in Fortress Investment Group LLC. In addition, we had exposures in connection with an alleged Ponzi scheme organized by Bernard Madoff, all of which we wrote off, resulting in a ¥32.3 billion loss for the three months ended December 31, 2008.

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Moreover, in contrast with the preceding two quarters, the third quarter was marked by additional costs and expenses related to the Lehman transactions. Among our non-interest expenses for the three months ended December 31, 2008, compensation and benefits increased substantially by ¥81.7 billion compared to the three months ended September 30, 2008. Almost all of this increase was attributable to the Lehman transactions, including an increase in compensation and benefit expenses on a regular and on-going basis and an increase due to expensing for guaranteed retention bonuses. As to the latter, in order to incentivize key employees from former Lehman Brothers to stay with us, we have agreed to pay a number of such employees guaranteed retention bonuses contingent upon their continued service with us for approximately six months, twelve months and (in the case of a select group of such employees) eighteen months from their respective dates of employment. Under the applicable accounting rules, the guaranteed bonuses are deemed as compensation for services rendered from the respective dates of employment through the respective vesting dates, and expensing for such bonuses are set aside, and related expenses are recognized as part of compensation and benefit expenses, as such services are rendered during the relevant fiscal period. For the three months ended December 31, 2008, we recorded, such guaranteed bonuses as part of the compensation and benefit expenses in the amount of approximately ¥60 billion.

For the three months ending March 31, 2009 and the year ending March 31, 2010, the business environment is expected to continue to be severe and difficult. We have recorded significant write-downs on our positions and are also in the process of reducing our assets that may expose us to possible further losses as part of our effort to focus on client-driven flow businesses. Also, we expect to see some benefits from the Lehman transactions, which we believe will start to materialize and have positive effects on our results of operations at some point in the future. Nevertheless, for the three months ending March 31, 2009 and the year ending March 31, 2010, we expect to continue to face a very challenging and uncertain environment in terms of generating revenues and profits.

On the expense side, for the three months ending March 31, 2009 and the year ending March 31, 2010, we expect our non-interest expenses to continue to remain high due to the increased compensation and benefits and other expenses relating to the Lehman transactions, although we plan to implement a firm-wide cost reduction plan for the year ending March 31, 2010 and compensation and benefit expenses relating to guaranteed bonuses for former Lehman employees will be decreasing over time during that fiscal year. The firm-wide cost reduction plan may also result in one-time increases in our non-interest expenses such as termination costs. In addition, if the stock market continues to deteriorate, we may recognize impairment charges as part of non-interest expenses regarding our investments in some of our publicly-listed equity-method affiliates for the three months ending March 31, 2009.

The foregoing statements regarding the three months ending March 31, 2009 and the year ending March 31, 2010 are forward-looking statements based on our current beliefs and assumptions as to economic, political and market conditions, our performance under these conditions and other factors. Additionally, unanticipated events and circumstances may affect our actual financial condition and operating results. As a result, no representation can be or is made with respect to the accuracy of the foregoing projections, and you should be aware that the actual results achieved may vary, potentially materially, from the foregoing statements.

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